As filed with the Securities and Exchange Commission on December 9, 2003

Registration No. 333-110313

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

GIBRALTAR STEEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	16-1445150
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

(716) 826-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian J. Lipke

Chairman of the Board and Chief Executive Officer

Gibraltar Steel Corporation

3556 Lake Shore Road

P. O. Box 2028

Buffalo, New York 14219-0228

(716) 826-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Gerald S. Lippes, Esq. Lippes, Silverstein, Mathias & Wexler LLP 700 Guaranty Building 28 Church Street Buffalo, New York 14202-3950 (716) 853-5100	John W. White, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in conjunction with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2003

PROSPECTUS

4,130,000 Shares

Gibraltar Steel Corporation

Common Stock

$        per share

We are selling 3,000,000 shares of our common stock and the selling stockholders named in this prospectus are selling 1,130,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We have granted the underwriters an option to purchase up to 464,625 additional shares of common stock and certain of the selling stockholders have granted the underwriters an option to purchase up to 154,875 additional shares of common stock to cover over-allotments.

Our common stock is quoted on the Nasdaq National Market under the symbol “ROCK.” The last reported sale price of our common stock on the Nasdaq National Market on December 5, 2003, was $24.43 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Gibraltar (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about             , 2003.

Citigroup

JPMorgan	McDonald Investments Inc.

CIBC World Markets

                    , 2003

CURRENT LOCATIONS

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

i

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information under “Risk Factors” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, references to “we,” “us” or “our” refer collectively to Gibraltar Steel Corporation and its subsidiaries. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

The Company

We process, manufacture and provide high value-added, high margin products and services. Since our initial public offering in 1993, we have continued to build upon our core competencies of steel processing and manufacturing by expanding into the metal processing, building products and commercial heat-treating markets through strategic acquisitions and internal growth. We have broadened our product lines and services, entered new geographic and end-user markets and expanded our customer base through the acquisition of 18 businesses for approximately $452 million and the investment of approximately $178 million in capital expenditures. Most recently we completed the acquisition of Construction Metals Inc. and Air Vent Inc. and have entered into a joint venture with Duferco Farrell Corp. As a result of this growth, we now have 68 facilities in 26 states, Canada and Mexico serving more than 10,000 customers in a variety of industries.

Since our initial public offering, our operating approach and the successful execution of our growth strategy have enabled us to outperform most of our publicly traded competitors in the processor and service center industry with respect to net sales and net income growth. From 1993 through 2002, our net sales and net income increased at compound annual growth rates of 16% and 14%, respectively. The national economic slowdown caused a decrease in our net sales in 2001 and 2002 as compared to net sales in 2000 and net income in 2000, 2001 and 2002 as compared to net income in 1999. Net sales and net income for the first nine months of 2003 increased by 17% and 10%, respectively, as compared to the results generated in the first nine months of 2002.

We classify our operations into three operating segments—Processed Steel Products, Building Products and Heat Treating. Our Processed Steel Products segment produces cold-rolled strip steel that is used in applications which demand more precise widths, improved surface conditions and tighter gauge tolerances than are supplied by primary producers of flat-rolled steel products, as well as heavy duty steel strapping that is used to close and reinforce packages such as cartons and crates. Our Building Products segment manufactures and distributes more than 5,000 building products including steel lumber connectors, metal roofing and accessories, ventilation products and mailboxes. Our Heat Treating segment provides specialized heat-treating services which refine the metallurgical properties of customer-owned metal products for a variety of industries that require critical performance characteristics.

We sell our products both domestically and internationally. Our distribution channels, by business segment, are:

•	Processed Steel Products – directly to manufacturers and distributors and, to a lesser extent, to end-users;

•	Building Products – through hardware and building products distributors and through retail home centers; and

•	Heat Treating – directly to manufacturers.

Our Opportunity

We believe we have opportunities to build on the established position we have in each of our business segments. We believe that there is a continued opportunity to expand each area of our business driven by the trends in heat treating and processed steel toward consolidation and outsourcing and in building products toward consolidation and growth in the use of metal products for residential and light commercial construction. We believe the ongoing trend of increased use of metal building products will continue because of favorable environmental characteristics, stricter building codes, insurance company requirements, cost efficiency and architectural design enhancements.

Our Competitive Strengths

We believe that we have established a reputation as an industry leader in quality, service and innovation and have achieved strong competitive positions in our markets. We attribute this primarily to the following competitive strengths:

•	our ability to provide high value-added products and services;

•	our ability to identify and integrate acquisitions;

•	the diversification of our customers, products and services;
•	our national presence;

•	our commitment to quality;

•	the efficiency of our inventory purchasing and management; and

•	our experienced management team.

Our Strategy

Our strategic objective is to further enhance our position as a processor, manufacturer and provider of high value-added, high margin products and services. We plan to achieve this objective through the aggressive pursuit of our business strategy, which includes:

•	a focus on high value-added, high margin products and services;

•	a commitment to internal growth and continuous cost reduction;

•	a commitment to external growth through the acquisition of businesses which are immediately accretive to our earnings per share, have long-term growth potential and also complement, expand and enhance our products and services and broaden our markets and customer base; and

•	a dedication to quality, service and customer satisfaction.

Recent Developments

Continuing our growth strategy, we made two acquisitions in the past year. In April 2003, we acquired Construction Metals, an Ontario, California-based manufacturer with locations in Fontana, California; Las Vegas, Nevada; Phoenix, Arizona; Hayward, California; Denver, Colorado; Kent, Washington; Escondido, California; Salt Lake City, Utah; and Albuquerque, New Mexico. Construction Metals manufactures and distributes a wide array of building products which are sold to retail and wholesale customers throughout the western United States.

In May 2003, we acquired Air Vent Inc., which operates three manufacturing facilities in Dallas, Texas; Clinton, Iowa; and Lincolnton, North Carolina and operates a sales office and customer service department in Peoria, Illinois. Air Vent Inc. manufactures and distributes a complete line of ventilation products and accessories. We believe that with the acquisition of Air Vent, Gibraltar became the largest manufacturer of ventilation products and accessories in North America based upon net sales.

In December 2003, we entered into a joint venture with Duferco Farrell Corp. through our acquisition of a 50% interest in Gibraltar DFC Strip Steel, LLC. The joint venture manufactures and distributes cold-rolled strip steel products at its facility in Farrell, Pennsylvania.

Corporate Information

Our company was incorporated under the laws of the State of Delaware in 1993. Our executive offices are located at 3556 Lake Shore Road, Buffalo, New York 14219 and our telephone number is (716) 826-6500. Our Internet web site address is www.gibraltar1.com. Information contained on our web site is not a part of this prospectus.

The Offering

Common stock being offered by:

Our company	3,000,000 shares

The selling stockholders	1,130,000 shares

Total	4,130,000 shares

Common stock to be outstanding after this offering	19,227,127 shares(1)

Use of proceeds

We will use the net proceeds to repay a portion of our outstanding bank indebtedness, some of which was used to fund the acquisitions of Construction Metals, Air Vent and our membership interest in Gibraltar DFC Strip Steel and for general corporate purposes. We will not receive any proceeds from shares sold by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	ROCK

(1)	Excludes (i) an aggregate of 400,000 shares of common stock reserved for issuance under our Non-Qualified Stock Option Plan, of which 67,500 shares were subject to outstanding options as of September 30, 2003 at a weighted average exercise price of $16.53 per share, (ii) an aggregate of 1,500,000 shares of common stock reserved for issuance under our Incentive Stock Option Plan (540,205 shares were subject to outstanding options as of September 30, 2003 at a weighted average exercise price of $16.95 per share, all of which were issued under a predecessor plan) and (iii) an aggregate of 135,000 shares of common stock reserved for issuance under our Restricted Stock Plan.

Summary Consolidated Financial Data

The summary consolidated financial data presented below have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, except that the data for the nine-month periods ended September 30, 2002 and 2003 are derived from unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 2001 and 2002 and September 30, 2002 and 2003 and the related statements of income, cash flows and shareholders’ equity for the three years ended December 31, 2002 and the nine-month periods ended September 30, 2002 and 2003 and notes thereto appear elsewhere in this prospectus. Results for the nine-month periods are not necessarily indicative of results for the full year. The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands, except per share data)
Income Statement Data:
Net sales	$557,944	$621,918	$677,540	$616,028	$645,114	$489,393	$572,971
Gross profit	101,495	127,973	135,797	116,083	127,289	97,254	112,853
Income from operations	44,455	55,469	59,892	37,509	50,160	39,895	45,459
Interest expense	11,389	13,439	18,942	16,446	10,403	7,708	10,238
Income before income taxes	33,066	42,030	40,950	21,063	39,757	32,187	35,221
Net income	19,840	25,008	24,365	12,533	23,854	19,151	21,133
Earnings per Share Data:
Diluted	$1.57	$1.95	$1.92	$0.98	$1.54	$1.25	$1.31
Basic	1.59	1.99	1.94	1.00	1.56	1.27	1.32
Weighted average shares outstanding—Diluted	12,651	12,806	12,685	12,773	15,519	15,289	16,122
Weighted average shares outstanding—Basic	12,456	12,540	12,577	12,591	15,280	15,039	15,967
Other Data:
Capital expenditures	$22,062	$21,999	$19,619	$14,334	$15,995	$11,699	$16,544
Depreciation and amortization	13,333	17,452	21,188	23,486	20,481	15,255	16,711
Cash dividends per share	—	0.150	0.115	0.135	0.155	0.115	0.130
Balance Sheet Data (end of period):(1)
Working capital	$124,236	$112,923	$132,407	$105,064	$138,246	$130,409	$140,017
Goodwill	79,971	115,350	130,368	132,717	133,452	133,452	255,853
Total assets	438,435	522,080	556,046	535,040	576,568	589,166	764,647
Total debt	200,746	236,621	255,853	212,275	166,932	167,193	292,186
Shareholders’ equity	160,308	185,459	208,348	218,347	293,117	289,097	317,964

(1)	See “Capitalization” for the unaudited pro forma balance sheet data assuming that consummation of this offering and application of the estimated proceeds therefrom to reduce indebtedness had occurred on September 30, 2003.

RISK FACTORS

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common stock. Any of the following risks, should they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Our future operating results may be affected by fluctuations in raw material prices. We may not be able to pass on increases in raw material costs to our customers.

Our principal raw material is flat-rolled steel, which we purchase from multiple primary steel producers. The steel industry as a whole is very cyclical, and at times pricing can be volatile due to a number of factors beyond our control, including general economic conditions, labor costs, competition, import duties, tariffs and currency exchange rates. This volatility can significantly affect our steel costs. In addition, it was recently announced that the import tariffs imposed in March 2002 pursuant to Section 201 of the Fair Trade Act of 1974 were lifted. The impact of this decision cannot be predicted at this time. Other significant raw materials we use include aluminum and plastics, which are also subject to volatility.

We are required to maintain substantial inventories to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase raw materials on a regular basis in an effort to maintain our inventory at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. In an environment of increasing raw material prices, competitive conditions will impact how much of the steel price increases we can pass on to our customers. To the extent we are unable to pass on future price increases in our raw materials to our customers, the profitability of our business could be adversely affected.

The building and construction industry and the automotive industry account for a significant portion of our sales, and reduced demand from these industries is likely to adversely affect our profitability.

Sales of our products for use in the building and construction industry accounted for approximately 51%, 56%, 53% and 58% of our net sales in 2000, 2001, 2002, and for the first nine months of 2003, respectively. These sales were made primarily to retail home centers and wholesale distributors. For the nine months ended September 30, 2003, The Home Depot accounted for approximately 10% of our net sales. A loss of this business could adversely affect our profitability. The building and construction industry is cyclical, with product demand based on numerous factors such as interest rates, general economic conditions, consumer confidence and other factors beyond our control.

Sales of our products for use in the automotive industry accounted for approximately 30%, 27%, 29% and 25% of our net sales in 2000, 2001, 2002 and for the first nine months of 2003, respectively. Such sales include sales directly to auto manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions, consumer confidence and other factors beyond our control.

We also sell our products to customers in other industries that experience cyclicality in demand for products, such as the steel and machinery and equipment industries. None of these industries individually represented more than 5% of our annual net sales in 2002.

Downturns in demand from the building and construction industry, the automotive industry or any of the other industries we serve, or a decrease in the prices that we can realize from sales of our products to customers in any of these industries, could adversely affect our profitability.

We may not be able to successfully identify, manage and integrate future acquisitions, and if we are unable to do so, we are unlikely to sustain our historical growth rates and our stock price may decline.

Historically, we have grown through a combination of internal growth and external expansion through acquisitions and a joint venture. Although we intend to actively pursue our growth strategy in the future, we cannot provide any assurance that we will be able to identify appropriate acquisition candidates or, if we do, that we will be able to successfully negotiate the terms of an acquisition, finance the acquisition or integrate the acquired business effectively and profitably into our existing operations. Integration of an acquired business could disrupt our business by diverting management away from day-to-day operations. Further, failure to successfully integrate any acquisition may cause significant operating inefficiencies and could adversely affect our profitability and the price of our stock. Consummating an acquisition could require us to raise additional funds through additional equity or debt financing. Additional equity financing could depress the market price of our common stock. Additional debt financing could require us to accept covenants that limit our ability to pay dividends.

The success of our business is affected by general economic conditions, and our business could be adversely impacted by a continued economic slowdown or recession.

Periods of economic slowdown or recession in the United States or other countries, or the public perception that one may occur, could decrease the demand for our products, affect the availability and price of our products and adversely impact our business.

Our business is highly competitive, and increased competition could reduce our gross profit and net income.

The principal markets that we serve are highly competitive. Competition is based primarily on the precision and range of achievable tolerances, quality, price, raw materials and inventory availability and the ability to meet delivery schedules dictated by customers. Our competition in the markets in which we participate comes from companies of various sizes, some of which have greater financial and other resources than we do and some of which have more established brand names in the markets we serve. Increased competition could force us to lower our prices or to offer additional services at a higher cost to us, which could reduce our gross profit and net income.

Our principal stockholders have the ability to exert significant control in matters requiring stockholder vote and could delay, deter or prevent a change in control of our company.

Upon the consummation of this offering, approximately 21.97% (or approximately 21.45% if the underwriters’ over-allotment option is exercised in full) of our outstanding common stock, including shares of common stock issuable under options granted which are exercisable within 60 days, will be owned by Brian J. Lipke, who is the Chairman and Chief Executive Officer of our company, Meredith A. Lipke, an employee of our company, and Neil E. Lipke, Eric R. Lipke and Curtis W. Lipke, all of whom are siblings, Patricia K. Lipke, mother of the Lipke siblings, and certain trusts for the benefit of each of them. As a result, the Lipke family will continue to have significant influence over all actions requiring stockholder approval, including the election of our board of directors. Through their concentration of voting power, the Lipke family could delay, deter or prevent a change in control of our company or other business combinations that might otherwise be beneficial to our other stockholders. In deciding how to vote on such matters, the Lipke family may be influenced by interests that conflict with yours.

Certain provisions of our charter documents and Delaware law could discourage potential acquisition proposals and could deter, delay or prevent a change in control of our company that our stockholders consider favorable and could depress the market value of our common stock.

Certain provisions of our certificate of incorporation and by-laws, as well as provisions of the Delaware General Corporation Law, could have the effect of deterring takeovers or delaying or preventing changes in control or management of our company that our stockholders consider favorable and could depress the market value of our common stock.

Our certificate of incorporation provides that certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, reclassifications or recapitalizations involving interested stockholders must be approved by holders of at least 80% of the outstanding voting stock, unless such transactions are approved by a majority of the disinterested directors or certain minimum price, form of consideration and procedural requirements are satisfied. An interested stockholder is defined as a holder of stock representing 20% or more of the shares of voting stock then outstanding. Our certificate of incorporation further provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions. The requirement of such a super-majority vote could enable a minority of our stockholders to exercise veto powers over such amendments, alterations, changes or repeals.

We are a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

We depend on our senior management team and the loss of any member could adversely affect our operations.

Our success is dependent on the management and leadership skills of our senior management team. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management personnel or to attract additional qualified personnel when needed. We have not entered into employment agreements with any of our senior management personnel other than Brian J. Lipke, our Chairman of the Board and Chief Executive Officer. On August 26, 2003, we announced the retirement of our President, Walter T. Erazmus, effective December 31, 2003. Upon Mr. Erazmus’ retirement, Henning Kornbrekke, currently a Vice President, will become our President.

We are a holding company and rely on distributions from our subsidiaries to meet our financial obligations.

We have no direct business operations other than our ownership of the capital stock of our subsidiaries. As a holding company, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries. If our subsidiaries are not able to provide us with dividends or other intercompany transfers of funds, we may not have sufficient funds to enable us to pay dividends and to meet our direct obligations.

Future sales of our common stock could depress our market price and diminish the value of your investment.

Future sales of shares of our common stock could adversely affect the prevailing market price of our common stock. If our existing stockholders sell a large number of shares, or if we issue a large number of shares, the market price of our common stock could significantly decline. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market for our common stock.

Although, we, our directors, our executive officers and the selling stockholders have entered into lock-up agreements with Citigroup, as representative of the underwriters, whereby we and they will not offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, except for the shares of common stock to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of Citigroup, we or any of these persons may be released from this obligation, in whole or in part, by Citigroup in its sole discretion at any time with or without notice.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws.

Our operations and facilities are subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment and human health and safety. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our facilities have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits.

Our operations are subject to seasonal fluctuations which may impact our cash flow.

Our revenues are generally lower in the first and fourth quarters primarily due to customer plant shutdowns in the automotive industry due to holidays and model changeovers, as well as reduced activity in the building and construction industry due to weather. In addition, quarterly results may be affected by the timing of large customer orders, by periods of high vacation concentration and by the timing and magnitude of acquisition costs. Therefore, our cash flow from operations may vary from quarter to quarter. If, as a result of any such fluctuation, our quarterly cash flow was significantly reduced, we may not be able to service the indebtedness under our credit agreement. A default in our credit agreement would prevent us from borrowing additional funds and limit our ability to pay dividends, and allow our lenders to enforce their liens against our personal property.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward looking statements, including, without limitation, statements concerning conditions in the markets we serve and our business, financial condition and operating results and including, in particular, statements relating to our growth strategies. We use words like “believe,” “expect,” “anticipate,” “intend,” “future” and other similar expressions to identify forward looking statements. Purchasers of our common stock should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under “Risk Factors” and elsewhere in this prospectus. Our actual operating results could differ materially from those predicted in these forward looking statements and any other events anticipated in the forward looking statements may not actually occur.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $69.0 million from the sale of the 3,000,000 shares of common stock that we are offering ($79.8 million if the underwriters exercise their over-allotment in full), after deducting underwriting discounts, commissions and our estimated offering expenses, based on the assumed offering price to the public of $24.43 per share (the last reported sale price of our common stock on December 5, 2003). We will not receive any proceeds from the sale of the shares of common stock being sold by the selling stockholders.

We intend to use the net proceeds from this offering to repay a portion of the borrowings outstanding under our existing credit facility, which expires in June, 2007, and for general corporate purposes. In 2003, borrowings under our credit facility were used primarily to fund the acquisitions of Construction Metals, Air Vent and our membership in Gibraltar DFC Strip Steel, as well as capital expenditures. Our credit facility provides for a revolving credit line of up to $290 million. The amounts outstanding under our credit facility bear interest at various rates above the London InterBank Offered Rate (LIBOR) or at the agent bank’s prime rate, as selected by us. We have entered into interest rate swap agreements which convert certain of our borrowings under the credit facility from variable interest indebtedness to fixed interest indebtedness. At September 30, 2003, amounts outstanding under our credit facility were approximately $180 million, bearing interest at a weighted average interest rate of 4.8%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our credit facility is secured by substantially all of our accounts receivable, inventory, equipment and fixtures and other personal property, now owned or hereafter acquired. Our credit facility contains covenants restricting our ability to make capital expenditures, incur additional indebtedness, sell a substantial portion of our assets, merge or make acquisitions or investments in an amount in excess of $50 million, and obligates us to meet certain financial requirements. In addition, our credit facility contains certain restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2003 (i) on an actual basis and (ii) as adjusted to give effect to this offering and the application of the estimated net proceeds received by us to repay indebtedness under our credit facility. See “Use of Proceeds.” You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(dollars in thousands)
Long-term debt:
Revolving credit notes payable	$179,936	$110,910
Other, including current portion of long term debt of $14,848	112,250	112,250

Total long term debt	292,186	223,160

Shareholders’ equity:
Common stock, $.01 par value, 50,000,000 shares authorized, 16,246,127 shares issued and 16,227,127 shares outstanding (19,246,127 shares issued and 19,227,127 shares outstanding, as adjusted)(1)	162	192
Additional paid-in capital	128,675	197,671
Retained earnings.	191,188	191,188
Unearned compensation	(859)	(859)
Accumulated comprehensive loss	(1,202)	(1,202)

Total shareholders’ equity	317,964	386,990

Total capitalization	$610,150	$610,150

(1)	Excludes (i) an aggregate of 400,000 shares of common stock reserved for issuance under our Non-Qualified Stock Option Plan, of which 67,500 shares were subject to outstanding options as of September 30, 2003 at a weighted average exercise price of $16.53 per share, (ii) an aggregate of 1,500,000 shares of common stock reserved for issuance under our Incentive Stock Option Plan (540,205 shares were subject to outstanding options as of September 30, 2003 at a weighted average exercise price of $16.95 per share, all of which were issued under a predecessor plan) and (iii) an aggregate of 135,000 shares of common stock reserved for issuance under our Restricted Stock Plan.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol “ROCK.” The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for our common stock as reported on the Nasdaq National Market.

	Common Stock Price
	High	Low
Year Ended December 31, 2000
First Quarter	$24.000	$14.750
Second Quarter	18.813	12.813
Third Quarter	19.375	14.000
Fourth Quarter	18.000	11.500
Year Ended December 31, 2001
First Quarter	$18.125	$14.250
Second Quarter	22.000	15.688
Third Quarter	20.220	13.430
Fourth Quarter	20.960	15.150
Year Ended December 31, 2002
First Quarter	$21.970	$14.950
Second Quarter	25.000	20.460
Third Quarter	25.890	19.010
Fourth Quarter	22.970	17.230
Year Ended December 31, 2003
First Quarter	$20.470	$16.710
Second Quarter	21.290	16.650
Third Quarter	24.220	20.000

On December 5, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $24.43 per share. As of September 30, 2003, there were 122 holders of record of our common stock.

DIVIDEND POLICY

Since 1999, we have declared quarterly cash dividends on our common stock as set forth in the table below. We may reconsider or revise this policy from time to time based upon conditions then existing, including, without limitation, our earnings, financial condition, capital requirements or other conditions our board of directors may deem relevant. In addition, our credit facility and the note purchase agreements entered into with The Prudential Insurance Company of America, each dated as of July 3, 2002, pursuant to which the Company issued a $25 million senior secured note and a $25 million senior subordinated note, each contain covenants that may restrict our ability to pay dividends. Such covenants include, among others, a requirement that we maintain a minimum net worth equal to $220 million plus 50% of our cumulative net income from June 30, 2002 ($236.5 million as of September 30, 2003) and comply with other financial ratios relating to our ability to pay our current obligations. Although we expect to continue to declare and pay cash dividends on our common stock in the future if earnings are available, we cannot assure you that either cash or stock dividends will be paid in the future on our common stock or that, if paid, the dividends will be in the same amount or at the same frequency as paid in the past.

	Dividend per Share
Year Ended December 31, 1999
First Quarter	$0.075	(1)
Second Quarter	0.025
Third Quarter	0.025
Fourth Quarter	0.025

Total	$0.150

Year Ended December 31, 2000
First Quarter	$0.025
Second Quarter	0.030
Third Quarter	0.030
Fourth Quarter	0.030

Total	$0.115

Year Ended December 31, 2001
First Quarter	$0.030
Second Quarter	0.035
Third Quarter	0.035
Fourth Quarter	0.035

Total	$0.135

Year Ended December 31, 2002
First Quarter	$0.035
Second Quarter	0.040
Third Quarter	0.040
Fourth Quarter	0.040

Total	$0.155

Year Ended December 31, 2003
First Quarter	$0.040
Second Quarter	0.045
Third Quarter	0.045

(1)	Includes a special dividend of $0.050 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, except that the data for the nine-month periods ended September 30, 2002 and 2003 are derived from unaudited condensed consolidated financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. The consolidated balance sheets as of December 31, 2001 and 2002 and September 30, 2002 and 2003 and the related statements of income, cash flows and shareholders’ equity for the three years ended December 31, 2002 and the nine-month periods ended September 30, 2002 and 2003 and notes thereto appear elsewhere in this prospectus. Results for the nine-month periods are not necessarily indicative of results for the full year. The selected consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands, except per share data)
Income Statement Data:
Net sales	$557,944	$621,918	$677,540	$616,028	$645,114	$489,393	$572,971
Gross profit	101,495	127,973	135,797	116,083	127,289	97,254	112,853
Income from operations	44,455	55,469	59,892	37,509	50,160	39,895	45,459
Interest expense	11,389	13,439	18,942	16,446	10,403	7,708	10,238
Income before income taxes	33,066	42,030	40,950	21,063	39,757	32,187	35,221
Net income	19,840	25,008	24,365	12,533	23,854	19,151	21,133
Earnings per Share Data:
Diluted	$1.57	$1.95	$1.92	$0.98	$1.54	$1.25	$1.31
Basic	1.59	1.99	1.94	1.00	1.56	1.27	1.32
Weighted average shares outstanding—Diluted	12,651	12,806	12,685	12,773	15,519	15,289	16,122
Weighted average shares outstanding—Basic	12,456	12,540	12,577	12,591	15,280	15,039	15,967
Other Data:
Capital expenditures	$22,062	$21,999	$19,619	$14,334	$15,995	$11,699	$16,544
Depreciation and amortization	13,333	17,452	21,188	23,486	20,481	15,255	16,711
Cash dividends per share	—	0.150	0.115	0.135	0.155	0.115	0.130
Balance Sheet Data (end of period):(1)
Working capital	$124,236	$112,923	$132,407	$105,064	$138,246	$130,409	$140,017
Goodwill	79,971	115,350	130,368	132,717	133,452	133,452	255,853
Total assets	438,435	522,080	556,046	535,040	576,568	589,166	764,647
Total debt	200,746	236,621	255,853	212,275	166,932	167,193	292,186
Shareholders’ equity	160,308	185,459	208,348	218,347	293,117	289,097	317,964

(1)      See “Capitalization” for the unaudited pro forma balance sheet data assuming that consummation of this offering and application of the estimated proceeds therefrom to reduce indebtedness had occurred on September 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Consolidated

Net sales of $208 million for the third quarter ended September 30, 2003, increased by approximately $34.8 million, or 20.1%, from net sales of $173.2 million for the third quarter of 2002. Net sales of $573 million for the first nine months of 2003 increased by approximately $83.6 million, or 17.1%, from net sales of $489.4 million from the prior year’s comparable period. These increases were primarily due to the addition of net sales of B&W Heat Treating (acquired July 1, 2002), Construction Metals (acquired April 1, 2003) and Air Vent (acquired May 1, 2003) which contributed approximately $32.7 million in additional sales for the third quarter and $63.9 million for the nine months ended September 30, 2003, as well as increased sales with existing customers.

Gross profit as a percentage of net sales increased to 20.7% in the third quarter of 2003 from 20.0% in the third quarter of 2002. Gross margin for the first nine months of 2003 was 19.7% compared to 19.9% for the same period in 2002. The increase in gross margin percentage for the three months ended September 30, 2003, was primarily the result of higher gross margin percentages at the recently acquired companies as compared to our historical gross margin levels. The increase in gross margin percentage for the three months ended September 30, 2003, was partially offset by higher raw material costs and employee benefit costs at each of our respective operating segments. Gross margin percentage for the first nine months of 2003 was comparable to the same period in 2002.

Selling, general and administrative expenses for the three months ended September 30, 2003, increased to 12.4% of net sales as compared to 11.5% for the prior year’s comparable period. Selling, general and administrative expenses for the first nine months of 2003 were 11.8% of net sales compared to 11.7% for the same period in 2002. The increase in selling, general and administrative expenses for three months ended September 30, 2003 was primarily due to the 2003 acquisitions having higher selling, general and administrative expenses as a percentage of net sales. Additionally, employee incentive compensation expenses were higher in the third quarter of 2003, as compared to the third quarter of 2002. Selling, general and administrative expenses as a percentage of net sales for the first nine months of 2003 was comparable to the same period in 2002.

As a result of the above, income from operations as a percentage of net sales for the third quarter ended September 30, 2003 decreased to 8.3% from 8.5% for the third quarter of 2002. Income from operations as a percentage of net sales for the nine months ended September 30, 2003, was 7.9% compared to 8.2% for the same period in 2002.

Interest expense increased by approximately $1.2 million to $4.0 million for the third quarter of 2003 and $2.5 million to $10.2 million for the nine months ended September 30, 2003, compared to the same periods in 2002. These increases were primarily due to increased borrowings related to the 2003 acquisitions of Construction Metals and Air Vent.

As a result of the above, income before taxes increased by $1.3 million to $13.3 million for the third quarter of 2003 and $3.0 million to $35.2 million for the nine months ended September 30, 2003, compared to the same periods in 2002.

Income taxes for the third quarter and nine months ended September 30, 2003 approximated $5.3 million and $14.1 million and were based on a 40% effective tax rate in 2003, compared to 40.5% in 2002.

Segment Information

Processed Steel Products. Net sales of $62.7 million for the third quarter ended September 30, 2003 decreased by approximately $7.8 million, or 11.1%, from net sales of $70.5 million for the third quarter of 2002. Net sales of $203.4 million for the first nine months of 2003 decreased by approximately $0.7 million, from net sales of $204.1 million for the prior year’s comparable period. These decreases were primarily due to decreases in automotive production levels by the “Big Three” automotive manufacturers, as well as reduced sales in the service center business, primarily attributable to the reduction in processed steel demand for use in commercial building industry applications.

Income from operations decreased to 7.4% of net sales for the third quarter ended September 30, 2003 from 11.9% for the prior year’s third quarter. For the nine months ended September 30, 2003, income from operations as a percentage of net sales decreased to 9.6% from 12.1% for the comparable period in 2002. These decreases were primarily due to higher raw material costs as a percentage of lower net sales, as well as increased employment costs.

Building Products. Net sales of $123.4 million for the third quarter ended September 30, 2003, increased by approximately $42.1 million, or 51.8%, from net sales of $81.3 million for the third quarter of 2002. Net sales of $303.7 million for the first nine months of 2003 increased by approximately $78.1 million, or 34.6%, from net sales of $225.6 million for the prior year’s comparable period. These increases were primarily due to the addition of net sales of Construction Metals (acquired April 1, 2003) and Air Vent (acquired May 1, 2003), which contributed approximately $32.7 million and $58.4 million in net sales for the three and nine months ended September 30, 2003, respectively. The remaining increase in net sales was the result of continued sales penetration with existing customers through both new and redesigned product offerings.

Income from operations increased to 12.9% of net sales for the third quarter ended September 30, 2003 from 8.9% for the prior year’s third quarter. For the nine months ended September 30, 2003, income from operations as a percentage of net sales increased to 10.5% from 8.0% for the comparable period in 2002. These increases were primarily due to higher income from operations as a result of the 2003 acquisitions and were partially offset by higher raw material costs in both the quarter and nine month periods ended on September 30, 2003.

Heat Treating. Net sales of $22 million for the third quarter ended September 30, 2003, was comparable to net sales of $21.4 million for the third quarter of 2002. Net sales of $65.9 million for the first nine months of 2003 increased by approximately $6.2 million, or 10.4%, from net sales of $59.7 million for the prior year’s comparable period. The increase in net sales for the nine months ended September 30, 2003, was primarily due to the addition of net sales of B&W Heat Treating (acquired July 1, 2002), which contributed approximately $5.5 million in additional net sales.

Income from operations decreased to 7.8% of net sales for the third quarter ended September 30, 2003 from 11.0% for the prior year’s third quarter. For the nine months ended September 30, 2003, income from operations as a percentage of net sales decreased to 10.6% from 12.9% for the comparable period in 2002. These decreases were primarily due to higher energy and workers’ compensation costs, as well as additional expenses related to the closing of an office location and costs associated with the start-up of a new facility in Fairfield, Ohio.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Consolidated

Net sales increased $29.1 million, or 4.7%, to $645.1 million from net sales of $616.0 million in 2001. This increase resulted primarily from increased sales resulting from increased production levels in the automotive industry and the July 1, 2002 acquisition of B&W Heat Treating.

Cost of sales increased $17.9 million, or 3.5%, to $517.8 million in 2002 from $499.9 million in 2001. Cost of sales as a percentage of net sales decreased to 80.3% in 2002 from 81.2% in 2001 primarily due to lower raw material and freight costs partially offset by increased direct labor and health care costs and general insurance expense.

Selling, general and administrative expenses decreased $1.4 million, or 1.8%, to $77.1 million in 2002 from $78.6 million in 2001. Selling, general and administrative expenses as a percentage of net sales decreased to 12.0% for 2002 from 12.8% for 2001 primarily due to the elimination of goodwill amortization as a result of the implementation of new accounting rules in 2002, partially offset by increased incentive compensation. Additionally, in 2001 we had a non-cash charge of $1.0 million relating to our E-Commerce investment.

Interest expense decreased $6.0 million primarily due to lower average borrowings during 2002 due to the use of proceeds from the Company’s stock offering in mid-March 2002 and lower interest rates.

As a result of the above, income before taxes increased $18.7 million, or 88%, to $39.8 million in 2002 from $21.1 million in 2001.

Income taxes approximated $15.9 million in 2002, based on a 40% effective rate compared with a 40.5% effective rate in 2001.

Segment Information

Processed Steel Products. Net sales increased $20.4 million, or 8.1%, to $272.8 million in 2002, from net sales of $252.4 million in 2001. This increase was due primarily to increased sales resulting from increased production levels in the automotive industry in 2002.

Income from operations increased 12.6% to $32.8 million in 2002 from $29.2 million in 2001. Operating margin increased to 12.0% of net sales from 11.6% in 2001, primarily due to lower raw material and freight costs, partially offset by increased direct labor costs and incentive-based compensation.

Building Products. Net sales for 2002 of $292.2 million were comparable to net sales of $292.4 million for 2001. Weaker demand due to general economic conditions in this segment’s industry early in the year were offset by an improvement in these conditions during the third and fourth quarters, especially through sales to major retail outlets.

Income from operations increased 17.4% to $21.3 million in 2002 from $18.2 million in 2001. Operating margin improved to 7.2% compared to 6.2% in 2001 primarily due to lower raw material costs, partially offset by increased health care costs, general insurance expense and incentive-based compensation.

Heat Treating. Net sales increased $9.0 million, or 12.6%, to $80.2 million in 2002 from net sales of $71.2 million in 2001. This increase was due primarily to the July 1, 2002 acquisition of B&W Heat Treating and increased sales resulting from increased production levels in the automotive industry.

Income from operations increased 12.6% to $9.9 million in 2002 from $8.8 million in 2001. Operating margin as a percentage of net sales of 12.4% for 2002 was comparable to 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Consolidated

Net sales decreased $61.5 million, or 9.1%, to $616.0 million in 2001 from net sales of $677.5 million in 2000. This decrease resulted primarily from changes in the general economy, particularly reduced production levels in the automotive industry, offset by including the net sales of Pennsylvania Industrial Heat Treating, Inc. (acquired February 13, 2001) and a full year’s net sales of Milcor (acquired July 17, 2000).

Cost of sales decreased $41.8 million, or 7.7%, to $499.9 million in 2001 from $541.7 million in 2000. Cost of sales as a percentage of net sales increased to 81.2% in 2001 from 80.0% in 2000 primarily due to higher transportation, health insurance, utility, labor costs and fixed costs as a percentage of net sales due to lower sales volume in 2001 compared to 2000, partially offset by lower raw material costs in 2001.

Selling, general and administrative expenses increased $2.7 million, or 3.5%, to $78.6 million in 2001 from $75.9 million in 2000. Selling, general and administrative expenses as a percentage of net sales increased to 12.8% in 2001 from 11.2% in 2000 primarily due to the non-cash charge of $1.0 million relating to the Company’s E-Commerce investment and costs from the acquisition of Pennsylvania Industrial Heat Treating and Milcor, which have higher selling, general and administrative costs as a percentage of net sales than our existing operations, offset by decreases in incentive-based compensation.

Interest expense decreased $2.5 million from 2000 to 2001 due to reduced interest rates and decreased average borrowings in 2001.

As a result of the above, income before taxes decreased $19.9 million, or 48.6%, to $21.0 million in 2001 from $40.9 million in 2000.

Income taxes approximated $8.5 million in 2001, based on a 40.5% effective rate.

Segment Information

Processed Steel Products. Net sales decreased $69.0 million, or 21.5%, to $252.4 million in 2001, from net sales of $321.4 million in 2000. This decrease was primarily due to reduced production levels in the automotive industry.

Income from operations decreased 25.5% to $29.2 million in 2001 from $39.1 million in 2000. Operating margin decreased to 11.6% of net sales in 2001 from 12.2% in 2000, primarily due to higher health insurance, labor and utility costs as a percentage of net sales, partially offset by lower raw material costs and decreases in incentive-based compensation.

Building Products. Net sales increased $14.8 million, or 5.3%, to $292.5 million in 2001 from $277.7 million in 2000. This increase was primarily due to including the full year’s net sales of Milcor, partially offset by a decrease in net sales of existing operations due to changes in the general economy.

Income from operations decreased 19.2% to $18.2 million in 2001 from $22.5 million in 2000. Operating margin decreased to 6.2% of net sales in 2001 from 8.1% in 2000, primarily due to higher costs as a percentage of net sales from the Milcor acquisition and higher material, transportation, health insurance and utility costs as a percentage of net sales at existing operations.

Heat Treating. Net sales decreased $7.3 million, or 9.3%, to $71.2 million in 2001 from $78.5 million in 2000. This decrease was primarily due to changes in the general economy, particularly reduced production levels in the automotive industry partially offset by including the net sales of Pennsylvania Industrial Heat Treating.

Income from operations decreased 32.6% to $8.8 million in 2001 from $13.1 million in 2000. Operating margin decreased to 12.4% of net sales in 2001 from 16.6% in 2000, primarily due to higher health insurance and utility costs as a percentage of net sales at existing operations, partially offset by decreases in incentive-based compensation and by lower costs as a percentage of net sales from the Pennsylvania Industrial Heat Treating acquisition.

Liquidity and Capital Resources

Our principal capital requirements are to fund our operations, including working capital, the purchase and funding of improvements to our facilities, machinery and equipment and to fund acquisitions.

Our shareholders’ equity increased by approximately $74.8 million, or 34%, to $293.1 million, at December 31, 2002. This increase was primarily due to the receipt of $50.7 million in net proceeds from our stock offering in March 2002, as well as net income of $23.9 million. During the first nine months of 2003, our shareholders’ equity increased by approximately $24.9 million, or 8.5%, to $318 million. This increase was due primarily to net income of $21.1 million, including earnings from our 2003 acquisitions, and proceeds from the exercise of stock options which aggregated $3.1 million.

Our working capital increased by $33.2 million, or 32%, to approximately $138.2 million at December 31, 2002. The increase in working capital during this period was primarily the result of increases in accounts receivable due to higher sales levels in the fourth quarter of 2002 as compared to the fourth quarter of 2001, as well as increases in the inventories as a result of increased demand in 2002 from both new and existing customers. During the nine month period ended September 30, 2003, our working capital increased by $1.8 million, or 1.3%, to approximately $140 million. The increase in working capital was the result of increases in accounts receivable and inventories primarily due to the acquisitions of Construction Metals and Air Vent.

On April 1, 2003, we purchased all the outstanding capital stock of Construction Metals and on May 1, 2003, we purchased all the outstanding capital stock of Air Vent. We paid approximately $147 million for both acquisitions, comprised of $87.2 million in cash and $59.8 million in unsecured subordinated debt payable to the former owners of the acquired companies over three to six years at an annual interest rate of 5.0%.

Our primary sources of liquidity are cash provided by operating activities and our revolving credit facility. Net cash provided by operating activities primarily represents net income plus non-cash charges for depreciation and amortization and changes in working capital positions. Net cash provided by operating activities for 2000, 2001, 2002 and the nine months ended September 30, 2003 was $34.1 million, $75.8 million, $12.2 million and $41.9 million, respectively.

Net cash used in investing activities for 2000, 2001, 2002 and the nine months ended September 30, 2003 was $54.7 million, $24.7 million, $22.7 million and $100.4 million, respectively. A significant portion of the net cash used in investment activities represents capital expenditures and our acquisitions of Milcor in 2000, Pennsylvania Industrial Heat Treating in 2001, B&W Heat Treating in 2002 and Construction Metals and Air Vent in 2003.

In April 2003, we amended our credit facility, which expires in June 2007 to increase the aggregate borrowing limit under our revolving credit line to $290 million. Borrowings thereunder are secured with our accounts receivable, inventories and personal property and equipment. At September 30, 2003, $180 million was outstanding under our credit facility. At September 30, 2003, we had interest rate swap agreements outstanding which effectively converted $50 million of borrowings under our revolving credit agreement to fixed rates ranging from 7.72%, to 8.43%. We account for interest rate swap agreements on an accrual basis. Additional borrowings under the revolving credit facility carry interest at LIBOR plus a fixed rate. The weighted average interest rate of these borrowings was 3.51% at September 30, 2003.

Our credit facility contains the following financial covenants calculated using the results of the most recent four fiscal quarters: an interest coverage ratio of at least 3.00 to 1.00; senior funded debt to EBITDA ratio not to exceed 3.25 to 1.00; and total net debt to EBITDA ratio not to exceed 3.75 to 1.00. In addition there is a net worth covenant calculated as of the last day of any fiscal quarter requiring net worth of at least $236.5 million plus 50% of net income subsequent to September 30, 2003. At September 30, 2003 we were in compliance with all covenants.

In 2002, we entered into a $50 million private placement of debt with The Prudential Insurance Company of America, which consists of a $25 million senior secured note bearing interest at 7.35% annually, due on July 3, 2007 and a $25 million senior subordinated note, bearing interest at 8.98% annually, due on January 3, 2008. At September 30, 2003, the total principal balance of the private placement debt aggregated $50 million, none of which is due within the next twelve months.

We intend to use the net proceeds of this offering to repay a portion of outstanding borrowings under our credit facility. See “Use of Proceeds.” Upon consummation of this offering and application of the net proceeds therefrom, aggregate borrowings outstanding under the credit facility will be approximately $110.9 million. We anticipate that we will be able to satisfy such obligations out of funds generated from operations.

The availability under our credit facility after application of the net proceeds of this offering will be approximately $179.1 million. We believe that this availability, together with funds generated from operations, will be sufficient to provide us with the liquidity and capital resources necessary to fund our anticipated working capital requirements for at least the next twelve months. In addition, we believe that we will have the financial capability to incur additional long-term indebtedness in connection with our internal and external expansion strategies.

Seasonality

Our revenues are generally lower in the first and fourth quarters primarily due to customer plant shutdowns in the automotive industry due to holidays, as well as model changeovers and reduced activity in the building and construction industry due to weather. In addition, quarterly results may be affected by the timing of large customer orders, by periods of high vacation concentration and by the timing and magnitude of acquisition costs. Therefore, our operating results for any particular quarter are not necessarily indicative of results for any subsequent quarter or for the full year.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of business, we are exposed to various market risk factors, including changes in general economic conditions, competition and raw materials pricing and availability. In addition, we are exposed to market risk, primarily related to our long-term debt. To manage interest rate risk, we use fixed and variable rate debt. We also enter into interest rate swap agreements that convert our variable rate debt to fixed rate debt. At September 30, 2003, we had $50 million of revolving credit borrowings that was fixed rate debt pursuant to these agreements.

The following table summarizes the principal cash flows and related interest rates of our long-term debt at September 30, 2003 by expected maturity dates. The weighted average interest rates are based on the actual rates that existed at September 30, 2003. The variable rate debt consists primarily of the credit facility, of which $179.9 million is outstanding at September 30, 2003. A 1% increase or decrease in interest rates would change the 2003 interest expense by approximately $1.8 million.

	2003	2004	2005	2006	2007	2008 and After	Total
	(dollars in thousands)

Long term debt (fixed)	$—	$14,348	$14,292	$14,292	$33,459	$33,459	$109,850
Weighted average interest rate	6.44%	6.66%	6.95%	7.36%	7.97%	7.97%
Long-term debt (variable)	$—	$500	$400	$200	$180,136	$1,100	$182,336
Weighted average interest rate	4.82%	4.82%	4.82%	4.82%	3.94%	3.94%
Interest rate swaps (notional amounts)	$50,000	$20,000	—	—	—	—
Interest pay rate	8.24%	7.96%
Interest receive rate	1.11%	1.11%	—	—	—	—

The fair value of long-term debt was $293.6 million at September 30, 2003.

Reconciliation of EBITDA to Income from Operations

EBITDA is defined as the sum of income before income taxes, interest expense, depreciation expense and amortization expense (including goodwill prior to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) which became effective January 1, 2002). EBITDA is commonly used by management and some investors as an analytical indicator and also serves as a measure of leverage capacity and debt servicing ability. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and may not be comparable to similarly titled measures reported by other companies. The items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to such GAAP measures as net income, income from operations, cash flows generated by operating, investing or financing activities or other financial statement data presented in our consolidated financial statements as an indicator of financial performance or liquidity. The following schedule reconciles EBITDA to income from operations as reported in our consolidated statements of income, which we believe is the most directly comparable GAAP measure:

	Year ended December 31,
	1998	1999	2000	2001	2002
	(in thousands)
EBITDA	$57,788	$72,921	$81,080	$60,995	$70,641
Less: Depreciation and amortization expense	(13,333)	(17,452)	(21,188)	(23,486)	(20,481)

Income from operations (GAAP measure)	$44,455	$55,469	$59,892	$37,509	$50,160

Critical Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions, and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

A summary of significant accounting policies used in the preparation of the consolidated financial statements are described in Note 1 in our Annual Report on Form 10-K which is incorporated herein by reference.

Our most critical accounting policies include: valuation of accounts receivable, which impacts general and administrative expense; valuation of inventory, which impacts cost of sales and gross margin and the assessment of recoverability of goodwill and other intangible and long-lived assets, which impacts impairments of goodwill, intangibles and long-lived assets. Management reviews the estimates, including, but not limited to, the allowance for doubtful accounts and inventory reserves on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. We believe these estimates are reasonable, but actual results could differ from these estimates.

Our accounts receivable represent those amounts which have been billed to our customers but not yet collected. We analyze various factors including historical experience, credit worthiness of customers and current market and economic conditions. The allowance for doubtful accounts balance is established based on the portion of those accounts receivable which are deemed to be potentially uncollectible. Changes in judgments on these factors could impact the timing of costs recognized.

We state our inventories at lower of cost or market. The cost basis of our inventory is determined on a first-in-first-out basis using either actual costs or a standard cost methodology which approximates actual cost.

Intangible assets with estimable useful lives (which consist of non-competition agreements) are amortized to their residual values over those estimated useful lives in proportion to the economic benefit consumed.

Long-lived assets with estimated useful lives are depreciated to their residual values over those useful lives in proportion to the economic value consumed. Long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and exceeds its fair market value. This circumstance exists if the carrying amount of the asset in question exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. The impairment loss would be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value as determined by discounted cash flow method or in the case of negative cash flow, an independent market appraisal of the asset.

Goodwill is tested annually, or sooner if indicators of impairment exist, for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. A reporting unit is either the same as, or one level below, an operating segment. The primary valuation method for determining the fair value of the reporting unit is a discounted cash flows analysis. If the goodwill is indicated as being impaired (the fair value of the reporting unit is less than the carrying amount), the fair value of the reporting unit would then be allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value of the reporting unit goodwill would then be compared with the carrying amount of the reporting unit goodwill and, if it is less, we would then recognize an impairment loss.

The projection of future cash flows for the goodwill impairment analysis requires significant judgments and estimates with respect to future revenues related to the assets and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in changes in this assessment and result in an impairment charge. The use of different assumptions, including cash flows and discount rates, could increase or decrease the related impairment charge.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. The adoption of SFAS 143 did not have a material impact on our results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that were initiated after December 31, 2002 and did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the fair-value measurement and recognition of a liability for the issuance of certain guarantees issued or modified on January 1, 2003 or after. Implementation of the fair-value measurement and recognition provisions of FIN 45 did not have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of SFAS No. 123. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in the financial statements regarding the effects of stock-based compensation. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002, including certain amendments to required disclosures related to stock-based compensation included in condensed financial statements for interim periods beginning after December 15, 2002. Adoption of SFAS 148 did not have a material impact on our financial position, results of operations or cash flows. For further discussion of our stock-based compensation arrangements, see related footnotes disclosures in our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective for financial statements issued for the first interim or annual period ending after December 15, 2003 for those variable interests held prior to February 1, 2003. The adoption of this Interpretation did not have a material effect on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 clarifies the accounting for derivatives, amending the previously issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, amends the definition of any underlying contract, and clarifies when a derivative contains a financing components in order to increase the comparability of accounting practices under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies specifically to a number of financial instruments that companies have historically presented within their financial statements either as equity or between the liabilities section and the equity section, rather than as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Implementation of SFAS 150 did not have a material impact on our consolidated financial statements.

BUSINESS

General

We process, manufacture and provide high value-added, high margin products and services. We utilize any one or a combination of several different processes at each of our operating facilities to add substantial value to raw materials acquired from primary steel and other metal producers. Underlying each of these processes and services is a common set of core competencies in steel and metal processing. These core competencies are the foundation upon which all of our operations and products and services are based.

We classify our operations into three operating segments—Processed Steel Products, Building Products and Heat Treating. Our Processed Steel Products segment produces a wide variety of cold-rolled strip steel products, coated sheet steel products and strapping products in 16 facilities in 7 states and Mexico. Our processed cold-rolled strip steel products comprise a part of the cold-rolled sheet steel market that is defined by more precise widths, improved surface conditions, more diverse chemistry and tighter gauge tolerances than are supplied by primary manufacturers of flat-rolled steel products. Our cold-rolled strip steel products are sold to manufacturers in the automotive, automotive supply, power and hand tool and hardware industries, as well as to other customers who demand critical specifications in their raw material needs. Our coated sheet steel products, which include galvanized, galvalume and pre-painted sheet products, are sold primarily to the commercial and residential metal building industry for roofing and siding applications. Our heavy duty steel strapping products are used to close and reinforce packages such as cartons and crates for shipping.

Our Building Products segment, comprised of 36 facilities in 21 states, primarily includes the processing of sheet steel to produce a wide variety of building products. Many of our building products meet and exceed increasingly stringent building codes and insurance company requirements governing both residential and commercial construction. This segment’s products are sold to retail home centers, lumber and building material wholesalers, buying groups, discount stores, distributors and general contractors engaged in residential, industrial and commercial construction.

Our Heat Treating segment operates 16 facilities in 10 states and Canada. They provide a wide array of processes which refine the metallurgical properties of customer-owned metal products for a variety of consumer and industrial applications where critical performance characteristics are required.

Note 15 to our consolidated financial statements and Note 7 to our interim condensed consolidated financial statements included elsewhere in this prospectus provides information related to our business segments in accordance with accounting principles generally accepted in the United States of America. Summary information concerning our business segments for 2000, 2001, 2002 and the nine month periods ended September 30, 2002 and 2003 is set forth below.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(dollars in thousands)
NET SALES
Processed Steel Products	$321,361	$252,382	$272,796	$204,109	$203,371
Building Products	277,706	292,464	292,161	225,565	303,700
Heat Treating	78,473	71,182	80,157	59,719	65,900

Total	$677,540	$616,028	$645,114	$489,393	$572,971

INCOME FROM OPERATIONS
Processed Steel Products	$39,111	$29,156	$32,843	$24,658	$19,422
Building Products	22,491	18,174	21,338	18,046	31,936
Heat Treating	13,059	8,798	9,904	7,694	6,995
Corporate	(14,769)	(18,619)	(13,925)	(10,503)	(12,894)

Total	$59,892	$37,509	$50,160	$39,895	$45,459

The following table sets forth the principal products and services we provide and our respective end-user markets:

Segment	Product/Services	End-User Markets
Processed Steel Products	Precision-rolled high and low carbon and alloy steel from 3/8” to 50” wide and .010” to .250” thick, with special edges and finishes on ribbon wound and oscillated coils; high-tensile steel strapping and packaging supplies; tools and tool repairs and hot-rolled, cold-rolled and coated sheets and coils which are slit, edged and oscillated; galvanized, galvalume and pre-painted sheet steel in coils and cut lengths; pickling and inbound inspection, storage, just-in-time delivery, electronic data interchange and communication with supplier and end-user.	Automotive; power and hand tool; chains and hardware; home and office furniture; steel; aluminum; lumber; office equipment; power transmission; stampers and electrical; HVAC distributor; spiral pipe; insulated panels; walk-in coolers and trailers.

Building Products	Metal trims, utility sheds, steel lumber connectors, builders’ hardware, metal framing, metal roofing, drywall products, gutters and down spouts, ventilation products, storm panel systems for residential and commercial properties, registers, vents, bath cabinets, access doors, roof hatches and telescoping doors; and mailboxes.	Home centers; lumber/ building material wholesalers; buying groups; discount stores; HVAC distributors; general contractors in residential, industrial and commercial construction; and metal building and roofing fabricators.

Heat Treating	Case-hardening, neutral-hardening and through-hardening processes using methods such as annealing, normalizing, vacuum hardening, carburizing, nitriding and brazing.	Automotive; stampers; electrical; textile; fabricators; platers; foundries; hardware; machinery; aerospace; office equipment; tool and die; medical equipment and construction and farm equipment.

Our Opportunity

We believe we have opportunities to build on the established position we have in each of our business segments. We believe there is a continued opportunity to expand each area of our business driven by the trends in heat treating and processed steel toward consolidation and outsourcing and in building products toward consolidation and growth of the use of metal products in residential and light commercial construction. We believe the ongoing trend of increased use of metal building products will continue because of favorable environmental characteristics, stricter building codes, insurance company requirements, cost efficiency and architectural design enhancements.

Our Competitive Strengths

We believe we have established a reputation as an industry leader in quality, service and innovation and have achieved a strong competitive position in our markets. We attribute this primarily to the following competitive strengths:

Ability to Provide High Value-Added Products and Services. Our sophisticated technology, state-of-the-art equipment and exacting quality control measures have allowed us to provide high value-added products and services utilizing the most complex and demanding processes in our industry. These capabilities have enabled us to focus on the manufacture of end products and to realize higher operating margins than many of our publicly traded competitors who provide less complex processes and services.

Identification and Integration of Accretive Acquisitions. Our growth has been driven largely by our ability to identify and integrate strategic acquisitions that are immediately accretive to our earnings per share, expand our customer base, provide access to new markets, product lines and services and promote long-term growth. As an active acquiror, we are continually presented with acquisition opportunities. Our experience has enabled us to identify those acquisitions that provide us with the greatest likelihood of immediate profitability and growth potential. Generally, we retain the existing management and corporate identity of our acquired companies and preserve their customer and supplier relationships, facilitating a seamless transition. We provide our acquired businesses with access to our management, operating expertise, capital, infrastructure and other resources.

Diversified Customers, Products and Services. As a result of our growth, we have diversified our customers, products and services. Currently we have more than 10,000 active customers across all 50 states, Canada and Mexico. We offer a wide variety of processing, including heat-treating, to customers in the automotive, steel, machinery, power and hand tool, furniture and general manufacturing industries. In fiscal year 2002, approximately one-half of our revenue came from the sale of our more than 5,000 manufactured end products to retail home centers, building material wholesalers, buying groups, discount stores, HVAC distributors and residential, industrial and commercial contractors. Our diversification reduces our dependence on any particular customer, product or service.

Our National Presence. Our 18 acquisitions have broadened our geographic coverage, giving us 68 facilities in 26 states, Canada, and Mexico, and we have operations in many of the fastest-growing regions of the country. This broad geographic coverage gives us the ability to provide national marketing and supply logistics programs, which positions us to grow our business with our key customers.

Commitment to Quality. We place great importance on providing our customers with high-quality products for critical use applications. By carefully selecting our raw material vendors, primarily flat-rolled steel producers, and using computerized inspection and analysis, we ensure that the steel entering our production processes will meet the most critical specifications of our customers. To ensure that such specifications are met, we follow carefully documented procedures utilizing statistical process control systems linked directly to processing equipment in order to monitor all stages of production. Physical, chemical and metallurgical analyses are performed throughout the production process to verify that mechanical and dimensional properties, cleanliness, surface characteristics and chemical content are within specification. In addition, all of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified. QS 9000 is the quality designation that the automotive industry requires of its suppliers.

Efficient Inventory Purchasing and Management. Our raw material inventory consists primarily of flat-rolled steel. We purchase this inventory from numerous suppliers under short-term contracts of one year or less and, to a lesser extent, on the spot market on an as-needed basis. In 2002, we purchased $1 million or more of metals from 37 different suppliers, totaling $253 million. Our total inventory purchasing and management strategy allows us to react quickly to pricing and demand fluctuations, enabling us to manage our working capital more efficiently.

Experienced Management Team. We have established and continue to maintain an experienced management team. The senior members of our management team have significant experience in the industries we serve. The management team has successfully guided us through various economic cycles and business environments and continues to provide us with a depth and continuity of experience. Under their leadership, we have been profitable every year since 1976. Walter T. Erazmus, the President of Gibraltar Steel, has announced his retirement effective December 31, 2003. Henning Kornbrekke has been appointed his successor. Mr. Kornbrekke has been a Vice President of the Company since joining Gibraltar in 2002, and has served as President of the Company’s Building Products segment. He has manufacturing, marketing, distribution and international business experience, leading significant divisions of large organizations.

Business Strategy

Our strategic objective is to further enhance our position as a leading processor, manufacturer and provider of high value-added, high margin products and services. We plan to achieve this objective through the aggressive pursuit of our business strategy, which includes:

Focus on High Value-Added, High Margin Products and Services. We concentrate on processing, manufacturing and providing high value-added products and services that typically generate high margins. This focus, together with our ability to deliver consistently reliable products and services, has significantly contributed to profitability.

Commitment to Internal Growth and Continuous Cost Reduction. We have an ongoing commitment to grow and improve the profitability of our existing operations. To achieve this goal, we seek to expand our existing product lines into new markets and related products and focus on rigorous cost containment. We have made ongoing investments in new and existing production equipment to improve yield, lower overall manufacturing costs and expand capacity. Since 1993, we have invested approximately $178 million in capital expenditures to improve our existing businesses. Additionally, we seek to reduce costs in the area of inventory management by using a proprietary inventory control system to purchase, monitor and allocate inventory throughout the entire production process.

Commitment to External Expansion. We remain committed to expansion through the acquisition of businesses immediately accretive to our earnings per share with long-term growth potential that also complement our existing businesses, expand and enhance our products and services, broaden our markets and increase our customer base. Implementing our strategy of acquiring companies to increase our business, customer and geographic diversification, since our initial public offering we have made the following 18 acquisitions for an aggregate purchase price of approximately $452 million:

Date Acquired	Company	Business Description
May 2003	Air Vent	Manufacturer and distributor of ventilation products and accessories

April 2003	Construction Metals	Manufacturer and distributor of metal building products, including flashing and trim, ventilation products and accessories, access doors, wire mesh/galvanized hardware cloth and corner bead

July 2002	B&W Heat Treating	Provider of heat-treating processes

February 2001	Pennsylvania Industrial Heat Treating	Provider of heat-treating to parts that have been manufactured using powdered metallurgy

July 2000	Milcor	Manufacturer of metal building products, including registers, vents, bath cabinets, access doors, roof hatches and telescoping doors

December 1999	Hughes Manufacturing	Provider of steel lumber connectors and other building products

November 1999	Brazing Concepts	Provider of heat-treating processes

Date Acquired	Company	Business Description

August 1999	Hi-Temp	Provider of heat-treating processes

July 1999	Weather Guard	Manufacturer and distributor of metal building products, including rain-carrying systems (gutters and gutter accessories), metal roofing and roofing accessories and assorted other products such as soffit and fascia

April 1999	Southeastern Heat Treating	Provider of heat-treating processes

October 1998	Harbor Metal Treating	Provider of heat-treating processes

June 1998	United Steel Products	Manufacturer of steel lumber connectors and other building products

April 1998	Appleton Supply	Manufacturer of metal building products, including roof edging and flashing

March 1998	The Solar Group	Manufacturer of metal building products, including ventilation products and accessories and a complete line of mailboxes

May 1997	Specialty Heat Treating	Provider of heat-treating processes

January 1997	Southeastern Metals Manufacturing	Manufacturer of galvanized steel, aluminum and copper products, including metal roofing and storm panel systems

February 1996	Carolina Commercial Heat Treating	Provider of heat-treating processes

April 1995	Hubbell Steel	Processor and supplier of galvanized, galvalume and pre-painted steel products

Dedication to Quality, Service and Customer Satisfaction. We are dedicated to providing our customers with high-quality products for just-in-time delivery, enabling us to establish strong relationships with existing customers as well as attract new customers. Accordingly, we have made significant investments in state-of-the-art equipment, technology and facilities. In addition, our experienced team of skilled computer technicians and managers provide solutions to our customers’ inventory control problems. We have an inventory control system that allows customers to directly enter orders, monitor work in progress and receive invoices electronically. All of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified. As a result of our dedication to quality, service and customer satisfaction, we have received preferred supplier awards from many of our customers, including each of the major domestic automobile manufacturers.

Products and Services

Processed Steel Products

Cold-rolled Strip Steel. Our cold-rolled strip steel is used in applications which demand more precise widths, improved surface conditions and tighter gauge tolerances than are supplied by primary producers of flat-rolled steel products. Consistent with our strategy of focusing on high value-added products and services, we produce a broad range of fully processed cold-rolled strip steel products. We buy wide, open tolerance sheet steel in coils from primary steel producers and process it to customer specifications by performing such computer-aided processes as cold reduction, annealing, edge rolling and slitting. Cold reduction is the rolling of steel to a specified thickness, temper and finish. Annealing is a thermal process which changes hardness and certain metallurgical characteristics of steel. Edge rolling involves conditioning edges of processed steel into square, full round or partially round shapes. Slitting is the cutting of steel to specified widths. Depending on customer specifications, one or more of these processes are utilized to produce strip steel of a precise grade, temper, tolerance and finish. Customers for our strip steel products include manufacturers in the automotive, automotive supply, power and hand tool, hardware and other industries.

We operate nine rolling mills at our facilities in Cleveland, Ohio and Buffalo, New York, all of which are QS 9000 certified. Equipment at these facilities includes a computerized, three-stand, four-high tandem mill and eight single-stand, two- and four-high mills. We have the capability to process coils up to a maximum of 72-inch outside diameter and roll widths of up to 50 inches. Our rolling mills include automatic gauge control systems with hydraulic screwdowns allowing for microsecond adjustments during processing. Our computerized mills enable us to satisfy industry demand for a wide range of steel from heavier gauge and special alloy steels to low carbon and light gauge steels, in each case having a high-quality finish and precision gauge tolerance. This equipment can process flat-rolled steel to specific customer requirements for thickness tolerances as close as .00025 inches. We also operate a 56-inch reversing mill which we believe is one of the widest of its type in the specialty strip steel industry.

Our rolling facilities are further complemented by 17 high convection annealing furnaces, which allow for shorter annealing times than conventional annealers. Fourteen of our furnaces and bases employ state-of-the-art technology, incorporating the use of a hydrogen atmosphere for the production of cleaner and more uniform steel. As a result of our annealing capabilities, we are able to produce cold-rolled strip with improved consistency in terms of thickness, hardness, molecular grain structure and surface.

We can produce certain strip steel products on oscillated coils, which wind strip steel similar to the way fishing line is wound on a reel. Oscillating the steel strips enables us to put at least six times greater volume of finished product on a coil than standard ribbon winding, allowing customers to achieve longer production runs by reducing the number of equipment shut-downs to change coils. Customers are thus able to increase productivity, reduce downtime, improve yield and lengthen die life. These benefits to customers allow us to achieve higher margins on oscillated products. To our knowledge, only a few other steel processors are able to produce oscillated coils, and we are not aware of any competitor that can produce 12,000 pound oscillated coils, the maximum size we produce.

Cold-rolled Strip Steel Joint Venture. We have a 50% interest in a joint venture that has one facility in Pennsylvania, where it manufactures and distributes cold-rolled strip steel products.

Steel Strapping Products. Steel strapping is a banding and packaging material used to close and reinforce shipping units such as bales, boxes, cartons, coils, crates and skids. We are one of only three domestic manufacturers of high-tensile steel strapping, which is subject to strength requirements imposed by the American Society for Testing and Materials for packaging of different products for common carrier transport. This high-tensile steel strapping is essential to producers of large, heavy products such as steel, paper and lumber where reliability of the packaging material is critical to the safe transport of the product. Our steel strapping facility is located in Buffalo, New York.

Coated Steel Products. Our coated steel products include pre-painted single bill packages, PVC spiral pre-painted product, purlin stock and liner panel stock, and galvanized, galvalume and pre-painted sheet product. We are capable of providing steel in more than 500 colors and in a variety of coatings, including galvanized and galvalume.

Materials Management. We operate two state-of-the-art materials management facilities in New York and Michigan that link primary steel producers and end-user manufacturers by integrating the inventory purchasing, receiving, inspection, billing, storage and shipping functions and producing true just-in-time delivery of materials. Our facilities receive shipments of steel by rail and truck from primary steel producers, which retain ownership of the steel until it is delivered to the end-user manufacturer. We inspect the steel and store it in a climate-controlled environment. When an order is placed, we can deliver the steel to the end-user manufacturer within one hour using trucks that have been custom designed for facilitating the loading and unloading process.

Steel Pickling Joint Venture. We have a 31% interest in a joint venture that has two steel pickling operations in Ohio. After the hot-rolling process, the surface of sheet steel is left with a residue known as scale, which must be removed prior to further processing by a cleaning process known as pickling. This joint venture pickles steel on a toll basis, receiving fees for pickling services without acquiring ownership of the steel.

Building Products

Continuing our strategic objectives, we drew upon our core competencies, including purchasing, inventory management and distribution, and expanded into the value-added finished metal products business. This segment is the result of the acquisition of nine synergistic businesses over the last seven years that are primarily, but not exclusively, manufacturers of metal products used in the residential and light commercial building market. As a result, we now operate 36 facilities throughout the United States giving us a national base of operations to provide better customer support, delivery, service and quality to our growing number of regional and nationally based customers, as well as providing us with manufacturing and distribution efficiencies.

We manufacture more than 5,000 products sold to building material wholesalers, buying groups, discount and retail home centers, HVAC/roofing distributors and residential, industrial and commercial contractors. Our wide array of product offerings includes a full line of ventilation products and accessories; mailboxes, roof edging, underlayment and flashing; soffit, drywall corner bead; structural support products; coated coil stock; metal roofing and accessories, steel framing; rain-carrying systems, including gutters and accessories; bath cabinets; access doors; roof hatches and smoke vents; builders’ hardware, shelving and closet rods; grilles and registers; diffusers; and fasteners, each of which can be sold separately or as an integral part of a package or program sale.

We manufacture a wide range of building products. We believe this is an important factor in customers’ purchasing decisions, as it allows them to source a greater number of their requirements from one vendor, providing enhanced supplier consolidation.

Many of our products are used to integrate the architectural design and building process, improve the life expectancy and functionality of a structure or its components, including situations of severe weather or seismic activity, and facilitate compliance with increasingly stringent building codes and insurance company requirements. We believe the ongoing trend of the increased use of metal building products will continue because of favorable environmental characteristics, cost efficiency and architectural design enhancements.

Our building products are manufactured primarily from galvanized, galvalume and painted steel, anodized and painted aluminum, copper, brass, zinc and various plastic compounds. Our additional metal purchases, when added to our existing Processed Steel Products segment purchases, enhance our purchasing position due to the increased total volume and value added component of these purchases.

Our capabilities allow us to process the wide range of metals and plastics necessary for manufacturing our products. Our equipment includes automatic roll forming machines, stamping presses, shears, press brakes, paint lines, milling, welding, injection molding and numerous automated assembly machines. All equipment is maintained through a constant preventative maintenance program, including in-house tool and die shops, allowing the company to meet the demanding service requirements of many of its customers.

Heat Treating

Our Heat Treating segment provides a wide range of metallurgical heat-treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants and other conditions to improve their mechanical properties, durability and wear resistance. These processes include case-hardening, neutral-hardening and through-hardening, annealing, normalizing, vacuum hardening, carburizing, nitriding and brazing, as well as a host of other processes. These heat-treating processes can harden, soften or otherwise impart desired properties to parts made of steel, aluminum, copper, powdered metals and various alloys and other metals.

We operate 16 heat-treating facilities in Alabama, Georgia, Illinois, Indiana, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, and Kitchener, Ontario. We maintain a metallurgical laboratory at each facility with trained metallurgists providing a range of testing capabilities to add value to treated parts and enhance quality control. Consistent quality control is maintained by application of a statistical process control system and either QS 9000 or ISO 9001 certification. ISO 9001 is an international quality designation. Additionally, we maintain a fleet of trucks and trailers to provide rapid turnaround time for our customers.

Due to time and costs associated with transporting materials and customers’ need for just-in-time delivery of heat-treated products, the commercial heat-treating industry has developed as a regional industry concentrated in major industrial areas of the country. In addition, the commercial heat-treating industry has realized significant growth in recent years as many companies involved in the manufacture of metal components outsource their heat-treating requirements. We believe that our heat-treating facilities are strategically located to meet the needs of customers from a geographically diverse base of operations and to capitalize on the growing trend in outsourcing of heat-treating operations.

Quality Control

We place great importance on providing our customers with high-quality products for critical use applications. By carefully selecting our raw material vendors and using computerized inspection and analysis, we ensure that the material entering our production processes will meet the most critical specifications of our customers. To ensure that such specifications are met, we follow carefully documented procedures utilizing statistical process control systems linked directly to processing equipment in order to monitor all stages of production. Physical, chemical and metallurgical analyses are performed throughout the production process to verify that mechanical and dimensional properties, cleanliness, surface characteristics and chemical content are within specifications. In addition, all of our facilities that provide services or products to the automotive industry, including 13 of our heat-treating facilities, are QS 9000 certified.

Management Information Systems and Inventory Management

We operate various data processing systems to purchase, monitor and allocate inventory throughout our production facilities, enabling us to effectively manage inventory costs and consistently achieve a high annual inventory turnover rate. For the year ended December 31, 2002, our inventory turned 5.2 times.

We use a computerized order entry system that enables customers to link their computer system to ours for direct electronic communication with respect to order entry, inventory status, work-in-process status, billing and payment. This service is designed to improve productivity for both customers and us. A number of key customers have taken advantage of this service, and we believe the availability of this service is becoming an important consideration in customers’ purchasing decisions.

In addition, we have linked some of our production equipment to our computer systems to allow for the gathering of production data as orders are processed. This information is stored in a database to be used as a basis for preparing cost estimates for future orders. This system enhances our ability to analyze costs on an ongoing basis and allows for expeditious response time on quotation requests.

We continue to update and upgrade our proprietary and commercially available systems and computer hardware in order to maximize our efficiency and effectiveness.

Suppliers and Raw Materials

Steel and metal processing companies are required to maintain substantial inventories of raw materials in order to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, we generally maintain our inventory of raw materials at levels that we believe are sufficient to satisfy the anticipated needs of our customers based upon historic buying practices and market conditions. The primary raw material we process is flat-rolled steel purchased at regular intervals on an as-needed basis from numerous suppliers located primarily in North America. In 2002, we purchased $1 million or more of metals from 37 suppliers, totaling $253 million, of which only three were located in non-NAFTA countries. We do not have long-term commitments with any of our suppliers.

Technical Services

We employ a staff of engineers and other technical personnel and maintain fully equipped, modern laboratories to support our operations. These facilities enable us to verify, analyze and document the physical, chemical, metallurgical and mechanical properties of our raw materials, finished products and services. Technical service personnel also work in connection with our sales force to determine the types of flat-rolled steel required for the needs of our customers.

Our technical services personnel provide a wide range of support services in connection with the manufacture of our building products. Our engineering staff employs a range of CAD/CAM programs to design highly specialized and technically precise products, including truss hangers, hurricane enclosures and custom-designed building products.

All of our heat-treating facilities employ full-time metallurgists and process engineers. We also maintain laboratories equipped with advanced instrumentation at each of our heat-treating facilities.

Sales and Marketing

We have a comprehensive sales and marketing program for our products and services. Our outside sales personnel travel throughout a geographic region to maintain and expand relationships with current customers and cultivate new accounts. We also have inside sales personnel, who remain at our facilities to service and support existing and prospective customers. All of our sales people receive incentive compensation based on profitability and performance.

We support our sales and marketing activities through participation in leading trade shows, such as the National Builders Show. We also advertise our products in a number of trade publications and through co-op programs with our customers.

We also use the Internet to support and enhance our sales and marketing activities. We operate web sites that provide information on products and services, pricing and other essential pieces of information. We are continually evaluating new technologies in an effort to improve service, lower costs and increase sales.

Customers and Distribution

We have approximately 10,000 customers located throughout the United States, Canada and Mexico, principally in the automotive, automotive supply, building and construction, steel, machinery and fastener industries. Major customers include automobile manufacturers and suppliers, building and construction product distributors and commercial and residential contractors.

During 2000, 2001 and 2002, one customer of our Processed Steel Products segment accounted for 10.5%, 10.2% and 10.4%, respectively, of this segment’s net sales. During 2000, 2001 and 2002, one customer of our

Building Products segment accounted for 16.3%, 17.2% and 18.5%, respectively, of this segment’s net sales. With respect to our Heat Treating segment, one customer accounted for 11.6% and 10.6% of this segment’s net sales in 2000 and 2001. No other single customer accounted for more than 10% of any segment’s net sales during this three year period.

We manufacture products exclusively to customer order rather than for inventory, except for building products. Although we negotiate annual sales orders with a majority of our customers, these orders are subject to customer confirmation as to product amounts and delivery dates.

Competition

The steel processing market is highly competitive. We compete with a small number of other steel processors, some of which also focus on fully processed, high value-added steel products, on the basis of the precision and range of achievable tolerances, quality, price, inventory availability and the ability to meet delivery schedules dictated by customers. We also compete with numerous suppliers of building products, as well as service centers, a small number of regional commercial heat-treaters and steel strapping manufacturers, on the basis of quality, price, products, range of sizes offered and the ability to meet delivery schedules dictated by customers.

Employees

At September 30, 2003, we employed approximately 3,900 people, of whom approximately 600 were represented under seven separate collective bargaining agreements which terminate at various times between 2003 and 2008. There are currently negotiations at one of our locations to renew a previously existing collective bargaining agreement. We have never experienced a work stoppage at our existing facilities. We believe that our relationship with our employees is good. Over 60% of our employees participate in performance-based incentive compensation programs.

We are committed to such programs because we believe they motivate employees to enhance our profitability.

Backlog

Because of the nature of our products and the short lead time order cycle, we do not believe that backlog is a significant factor in our business.

Properties

We maintain our corporate headquarters in Buffalo, New York and conduct our processing, manufacturing and distribution operations at 68 facilities located in 26 states, Canada and Mexico. We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We believe our existing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future. We also believe that upon the expiration of our current leases, we either will be able to secure renewal terms or enter into leases for alternative locations on market terms.

Environmental, Health and Safety Regulation

Our processing and manufacturing facilities are subject to many federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing air emissions and wastewater discharges, solid and hazardous waste management and disposal and the investigation and remediation of contaminated sites. Some of our operations require environmental permits and controls to prevent and reduce air and water pollution which are subject to modification, renewal and revocation by government authorities. We believe that we are in material compliance with all environmental laws, regulations and permits, and we do not anticipate any material expenditures to meet current or pending environmental requirements. However, we could incur operating costs or capital expenditures in complying with more stringent environmental requirements in the future or with current requirements if they are applied to our facilities in a way we do not anticipate. From time to time, we pay fines and penalties in the ordinary course of our business. Historically, these have been resolved for immaterial amounts.

Since 1993, we have acquired 18 new businesses with a broad variety of product lines and services. As a result of this expansion, we now use a greater variety of raw materials, chemicals and equipment in our operations and have become subject to additional environmental laws and regulations. We have a corporate internal evaluation group that is responsible for the review of all environmental requirements throughout the Company and that assists each facility in maintaining or achieving compliance with all pertinent environmental laws. The environmental management systems at several of our facilities are now registered to ISO 14000.

Our operations are also governed by laws and regulations relating to workplace safety and worker health including those concerning occupation injury and illness and employee exposure to hazardous materials. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition.

Legal Proceedings

From time to time, we are named a defendant in legal actions arising out of the normal course of business. We are not a party to any pending legal proceeding the resolution of which will have a material adverse effect on our results of operations or financial condition or to any other pending legal proceedings other than ordinary, routine litigation incidental to our business. We maintain liability insurance against risks arising out of the normal course of business.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of September 30, 2003 are as follows:

Name	Age	Position(s) Held
Brian J. Lipke	52	Chairman of the Board, Chief Executive Officer and Director
Walter T. Erazmus	56	President
Carl P. Spezio	57	Executive Vice President
Henning Kornbrekke	58	Vice President
Kenneth W. Matz	51	Vice President
John E. Flint	56	Vice President, Chief Financial Officer and Secretary
Richard A. Pytak Jr.	41	Treasurer
Gerald S. Lippes (1)(2)	63	Director
Arthur A. Russ, Jr.	60	Director
David N. Campbell (1)	61	Director
William P. Montague (1)(2)	56	Director
William J. Colombo	47	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.

Our board of directors is divided into three classes serving staggered terms. One-third of the directors are elected at each annual meeting of stockholders for a term of three years to hold office until their successors are elected and qualified. The terms of office of Brian J. Lipke, Arthur A. Russ, Jr. and William P. Montague expire in 2005; the term of office of David N. Campbell expires in 2006; and the terms of office of Gerald S. Lippes and William J. Colombo expire in 2004. All of our officers serve at the discretion of our board of directors.

Brian J. Lipke has been our Chairman of the Board and Chief Executive Officer and a director of our company since its formation. He has been President and Chief Executive Officer of Gibraltar Steel Corporation of New York, a predecessor and current subsidiary of our company, since 1987, and has been in charge of our other subsidiaries since their formation. From 1972 to 1987 Mr. Lipke held various positions with Gibraltar Steel Corporation of New York in production, purchasing and divisional management. He is a director of Merchants Mutual Insurance Company, Moog Inc. and the Buffalo Branch of the Federal Reserve Board.

Walter T. Erazmus has been our President since June 1999. Prior thereto, he served as Executive Vice President—Finance and Chief Financial Officer of our company since November 1994 and of Gibraltar Steel Corporation of New York since 1977. He was Vice President—Finance of our company and Chief Financial Officer of our company from its formation until November 1994. Mr. Erazmus also serves as member of the KeyBank N.A. Advisory Board.

Carl P. Spezio has been Executive Vice President of our company since November 1994 and has served as President of its Heat Treating Group since 1996. Prior thereto, he was Vice President—Manufacturing and Quality Control of our company since its formation. He was President of the Gibraltar Metals Division of Gibraltar Steel Corporation of New York from 1977 to 1989.

Henning Kornbrekke has been Vice President of our company since he joined it in January 2002. Mr. Kornbrekke serves as President of the Building Products Group. Prior thereto, Mr. Kornbrekke served as the Chief Executive Officer of a division of Rexam, PLC and before that as President and General Manager of the hardware division of the Stanley Works.

Kenneth W. Matz has been Vice President of our company since February 2002. Mr. Matz has served as President of our Flat-Rolled Products Group since February 2002. Prior to that, Mr. Matz was Vice President and General Manager of our Gibraltar Strip Steel flat-rolled division.

John E. Flint was named Vice President and Chief Financial Officer of our company in 1999. He was Vice President of Accounting of our company since its incorporation and of Gibraltar New York since 1985, and prior thereto served as Corporate Controller of Gibraltar Steel Corporation of New York. Mr. Flint began his career with the Company as Controller of the Metals Division of Gibraltar Steel Corporation of New York in 1977.

Richard A. Pytak Jr. was named Treasurer of our company in 1999 and has been with the company since June 1998. Prior thereto Mr. Pytak was a Senior Manager at PricewaterhouseCoopers LLP with fourteen years of experience providing public accounting and business advisory services.

Gerald S. Lippes has served as a director of our company since our formation. He has been engaged in the private practice of law since 1965 and is a partner of the firm of Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York, which provided services to us in 2002 and the current year. Mr. Lippes is also a director of several private companies.

Arthur A. Russ, Jr. has served as a director of our company since its formation. He has been engaged in the private practice of law since 1969 and is a partner of the firm of Phillips, Lytle LLP, Buffalo, New York, which provided services to our company in 2002 and the current year. Mr. Russ also serves as a trustee of the Lipke trusts, which hold shares of our common stock. Mr. Russ shares voting and investment power with respect to the shares of common stock held by the Lipke trusts and disclaims beneficial ownership of such shares.

David N. Campbell has served as a director of our company since the consummation of our initial public offering. Mr. Campbell served as President and Chief Executive Officer of Xpedior, Inc. from September 1999 through November 2000. Previously, from July 1995 to September 1999, he was President of BBN Systems & Technologies and its successor, GTE Laboratories and Technologies. Mr. Campbell also is the former Chairman of the Board and Chief Executive Officer of Computer Task Group, Incorporated and the former Chairman of the Board of Dunlop Tire Corporation. Mr. Campbell also serves as a director of Tektronix Corporation.

William P. Montague has served as a director of our company since the consummation of our initial public offering. He served as Executive Vice President and Chief Financial Officer of Mark IV Industries, Inc. from 1986 to February 1996 and, since March 1996, as President of that company. He is also a director of IIMAK (International Imaging Materials, Inc.).

William J. Colombo has served as a director of our company since August 2003. From 1995 to 1998 he was Executive Vice President and Chief Operating Officer of Dick’s Sporting Goods, Inc. From 1998 to 2001 he served as President of that company’s Internet Commerce subsidiary, dsports.com LLC. Since 2002 he has served as President and on the board of directors of Dick’s Sporting Goods, Inc.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2003, and as adjusted to reflect the sale of 3,000,000 shares of common stock by our company and the sale of 1,130,000 shares of common stock by the selling stockholders, by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock, (ii) each of our directors and executive officers and (iii) all of our directors and executive officers as a group:

	Beneficial Ownership Prior to Offering		Shares Offered	Beneficial Ownership After Offering		Beneficial Ownership After Offering (assuming exercise of over-allotment)
Name	Number	Percentage		Number	Percentage	Number	Percentage
Brian J. Lipke (1)(2)(3)	1,228,632	7.57%	200,000	1,028,632	5.35%	997,657	5.07%
Neil E. Lipke (2)(4)	1,094,191	6.74%	200,000	894,191	4.65%	863,216	4.38%
Eric R. Lipke (2)(5)	1,106,793	6.82%	200,000	906,793	4.72%	875,818	4.45%
Meredith A. Lipke (2)(6)	942,225	5.81%	200,000	742,225	3.86%	711,250	3.61%
Curtis W. Lipke (2)(7)	785,612	4.84%	200,000	585,612	3.05%	554,637	2.82%
Patricia K. Lipke (2)(8)	67,298	*		67,298	*	67,298	*
Gerald S. Lippes (9) 700 Guaranty Building 28 Church Street Buffalo, New York 14202	70,705	*	45,000	25,705	*	25,705	*
William P. Montague (10) 501 John James Audubon Parkway P.O. Box 810 Amherst, New York 14226-0810	35,705	*	20,000	15,705	*	15,705	*
Arthur A. Russ, Jr. (11) 3400 HSBC Center Buffalo, New York 14203	50,750	*	45,000	5,750	*	5,750	*
David N. Campbell (12) 389 River Road Carlisle, Massachusetts 01741	26,250	*	20,000	6,250	*	6,250	*
William J. Colombo 200 Industry Drive RIDC Park West Pittsburgh, PA 15275	—	*		—	*	—	*
Walter T. Erazmus (2)(13)	80,127	*		80,127	*	80,127	*
Carl P. Spezio (2)(14)	76,491	*		76,491	*	76,491	*
Henning Kornbrekke (2)	5,000	*		5,000	*	5,000	*
Kenneth Matz (2)	16,438	*		16,438	*	16,438	*
All Directors and Executive Officers as a Group (12 persons) (15)	1,613,693	9.94%	330,000	1,283,693	6.68%	1,252,718	6.36%
Columbia Wanger Asset Management, L.P. (16) 277 West Monroe Street, Suite 3000 Chicago, Illinois 60606	1,546,000	9.53%		1,546,000	8.04%	1,546,000	7.85%
Franklin Advisers, Inc. (17) 777 Mariners Island Boulevard San Mateo, California 94403	1,165,400	7.18%		1,165,400	6.06%	1,165,400	5.92%
T. Rowe Price Associates, Inc. (18) 100 E. Pratt Street Baltimore, Maryland 21202	1,557,551	9.60%		1,557,551	8.10%	1,557,551	7.91%
Merrill Lynch Investment Managers (19) World Financial Center North Tower 250 Vesey Street New York, New York 10381	1,330,023	8.20%		1,330,023	6.92%	1,330,023	6.75%

*	Less than 1%.

(1)	Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.
(2)	The address of each of the executive officers and of Meredith A. Lipke, Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Patricia K. Lipke is 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219-0228.
(3)	Includes (i) 931,882 shares of common stock held by two trusts for the benefit of Brian J. Lipke, (ii) 12,945 shares of common stock held by trusts for the benefit of the daughters of Brian J. Lipke, (iii) 3,480 shares of common stock held in a custodial account for the benefit of a daughter of Brian J. Lipke, (iv) 40,000 shares of common stock issuable under currently exercisable options pursuant to our Non-Qualified Stock Option Plan, (v) 59,375 shares of common stock issuable under currently exercisable options granted to Brian J. Lipke pursuant to the our predecessor incentive stock option plan, (vi) 3,335 shares of common stock allocated to Brian J. Lipke’s self-directed account under our 40l(k) Retirement Savings Plan and (vii) 125,651 shares of common stock, representing Brian J. Lipke’s pecuniary interest in Rush Creek Investment Co., L.P. Rush Creek owns 633,000 shares of common stock as to which Brian J. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes 3,125 shares of common stock under options granted to Brian J. Lipke pursuant to our predecessor incentive stock option plan that are not exercisable within 60 days. Also excludes (i) 61,085 shares of common stock held by the Trust U/W of Kenneth E. Lipke f/b/o Patricia K. Lipke, as to which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 3,053,915 shares of common stock held by trusts for the benefit of each of Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Meredith A. Lipke, as to each of which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iii) 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to which Brian J. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iv) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, as to which Brian J. Lipke serves as one of four trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (v) 12,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Brian J. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
(4)	Includes (i) 886,502 shares of common stock held by a trust for the benefit of Neil E. Lipke, (ii) 1,283 shares of common stock allocated to Neil E. Lipke’s self-directed account under our 401(k) Retirement Savings Plan and (iii) 125,651 shares of common stock, representing Neil E. Lipke’s pecuniary interest in Rush Creek. Rush Creek owns 633,000 shares of common stock as to which Neil E. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes (i) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Neil E. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 12,945 shares of common stock held by trusts for the benefit of the daughters of Brian J. Lipke, as to which Neil E. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iii) 12,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Neil E. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
(5)	Includes (i) 848,501 shares of common stock held by a trust for the benefit of Eric R. Lipke, (ii) 12,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, (iii) 20,000 shares of common stock issuable under currently exercisable options granted to Eric R. Lipke pursuant to our Non-Qualified Stock Option Plan, (iv) 22,500 shares of common stock issuable under currently exercisable options granted to Eric R. Lipke pursuant to our predecessor incentive stock option plan, (v) 3,360 shares of common stock held in custodial accounts for the benefit of the children of Eric R. Lipke, (vi) 1,086 shares of common stock allocated to Eric R. Lipke’s self-directed account under our 401(k) Retirement Savings Plan and (vii) 125,651 shares of common stock, representing Eric R. Lipke’s pecuniary interest in Rush Creek. Rush Creek owns 633,000 shares of common stock as to which Eric R. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes (i) 871,002 shares of common stock held by a trust for the benefit of Brian J. Lipke, as to which Eric R. Lipke serves as one of three trustees and shares voting and investment power and as to which Eric R. Lipke disclaims beneficial ownership, (ii) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Eric R. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iii) 12,945 shares of common stock held by trusts for the benefit of the children of Brian J. Lipke, as to which Eric R. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
(6)	Includes (i) 791,036 shares of common stock held by three trusts for the benefit of Meredith A. Lipke, (ii) 2,500 shares of common stock issuable under currently exercisable options granted to Meredith A. Lipke pursuant to our Non-Qualified Stock Option Plan, (iii) 4,375 shares of common stock issuable under currently exercisable options granted to Meredith A. Lipke pursuant to our predecessor incentive stock option plan, (iv) 5,325 shares of common stock held in a custodial account for the benefit of the daughter of Meredith A. Lipke pursuant to the New York Uniform Gift to Minors Act, (v) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, (vi) 628 shares of common stock allocated to Meredith A. Lipke’s self-directed account under our 401(k) Retirement Savings Plan and (vii) 125,651 shares of common stock, representing Meredith A. Lipke’s pecuniary interest in Rush Creek. Rush Creek owns 633,000 shares of common stock as to which Meredith A. Lipke disclaims beneficial ownership, except to the extent of her pecuniary interest. Excludes (i) 625 shares of common stock issuable under options granted to Meredith A. Lipke pursuant to our predecessor incentive stock option plan that are not exercisable within 60 days and (ii) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke, as to which Meredith A. Lipke serves as one of five trustees and shares voting and investment power and as to which she disclaims beneficial ownership.

(7)	Includes (i) 586,956 shares of common stock held by a trust for the benefit of Curtis W. Lipke and (ii) 125,651 shares of common stock, representing Curtis W. Lipke’s pecuniary interest in Rush Creek. Rush Creek owns 633,000 shares of common stock as to which Curtis W. Lipke disclaims beneficial ownership, except to the extent of his pecuniary interest. Excludes (i) 60,880 shares of common stock held by a trust for the benefit of Brian J. Lipke and 30,000 shares of common stock held by a trust for the benefit of Meredith A. Lipke, as to each of which Curtis W. Lipke serves as one of five trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 5,605 shares of common stock held by a trust for the benefit of the daughter of Meredith A. Lipke, as to which Curtis W. Lipke serves as one of four trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (iii) 12,945 shares of common stock held by trusts for the benefit of the children of Brian J. Lipke, as to which Curtis W. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership and (iv) 12,500 shares of common stock held by trusts for the benefit of the children of Eric R. Lipke, as to which Curtis W. Lipke serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership.
(8)	Includes (i) 61,085 shares of common stock held by a trust for the benefit of Patricia K. Lipke and (ii) 4,748 shares of common stock, representing Patricia K. Lipke’s pecuniary interest in Rush Creek. Rush Creek owns 633,000 shares of common stock as to which Patricia K. Lipke disclaims beneficial ownership, except to the extent of her pecuniary interest.
(9)	Includes (i) 1,250 shares of common stock issuable under currently exercisable options granted to Mr. Lippes pursuant to our Non-Qualified Stock Option Plan, and (ii) an aggregate of 45,000 shares of common stock held by Lippco Capital LLC.
(10)	Includes 1,250 shares of common stock issuable under currently exercisable options granted to Mr. Montague pursuant to our Non-Qualified Stock Option Plan.
(11)	Includes (i) 1,250 shares of common stock issuable under currently exercisable options granted to Mr. Russ pursuant to our Non-Qualified Stock Option Plan and (ii) an aggregate of 1,500 shares of common stock held by three trusts for the benefit of the Russ’ children as to each of which Mr. Russ serves as a trustee. Excludes an aggregate of (i) 3,924,917 shares of common stock owned by trusts for the benefit of each of Brian J. Lipke, Neil E. Lipke, Curtis W. Lipke, Eric R. Lipke and Meredith A. Lipke, as to each of which Mr. Russ serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, (ii) 61,085 shares of common stock held by the Kenneth E. Lipke Trust, as to which Mr. Russ serves as one of three trustees and shares voting and investment power and as to which he disclaims beneficial ownership, and (iii) 627,170 shares of common stock held by Rush Creek as to which Mr. Russ serves as trustee of the sole limited partner and as to which he disclaims beneficial ownership.
(12)	Includes (i) 1,250 shares of common stock issuable under currently exercisable options granted to Mr. Campbell pursuant to our Non-Qualified Stock Option Plan, (ii) 2,500 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Campbell and (iii) 1,500 shares of common stock held by the Campbell Foundation of which Mr. Campbell serves as a trustee.
(13)	Includes (i) 56,875 shares of common stock issuable under currently exercisable options granted to Mr. Erazmus under our predecessor incentive stock option plan, (ii) 800 shares of common stock held by an Individual Retirement Account for the benefit of Mr. Erazmus, (iii) 500 shares of common stock held by an Individual Retirement Account for the benefit of the spouse of Mr. Erazmus and (iv) 5,577 shares of common stock allocated to Mr. Erazmus’s self-directed account under our 401(k) Retirement Savings Plan. Excludes 3,125 shares of common stock issuable under options granted to Mr. Erazmus pursuant to our predecessor incentive stock option plan that are not exercisable within 60 days.
(14)	Includes (i) 55,375 shares of common stock issuable under currently exercisable options granted to Mr. Spezio under our predecessor incentive stock option plan and (ii) 3,714 shares of common stock allocated to Mr. Spezio’s self-directed account under our 401(k) Retirement Savings Plan. Excludes 2,500 shares of common stock issuable under options granted to Mr. Spezio pursuant to our predecessor incentive stock option plan that are not exercisable within 60 days.
(15)	Includes options to purchase an aggregate of 208,813 shares of common stock issuable to certain of our executive officers under our predecessor incentive stock option plan and an aggregate of 45,000 shares of common stock issuable to certain of our executive officers and directors under our Non-Qualified Stock Option Plan, all of which are exercisable within 60 days. Excludes options to purchase an aggregate of 10,563 shares of common stock issued to certain of our executive officers under our predecessor incentive stock option plan that are not exercisable within 60 days.
(16)	Based on information set forth in a statement on Schedule 13F filed with the Securities and Exchange Commission in September 2003 and available on NASDAQ.com by Columbia Wanger Asset Management, L.P. on behalf of itself, its affiliate, WAM Acquisition GP, Inc. and Liberty Acorn Trust.
(17)	Based on information set forth in a statement on Schedule 13F filed with the Securities and Exchange Commission in June 2003 and available on NASDAQ.com by Franklin Resources, Inc. on behalf of itself and its affiliates, Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc.
(18)	Based on information set forth in a statement on Schedule 13F filed with the Securities and Exchange Commission in June 2003 and available on NASDAQ.com by T. Rowe Price Associates, Inc.
(19)	Based on information set forth in a statement on Schedule 13F filed with the Securities and Exchange Commission in September 2003 and available on NASDAQ.com by Merrill Lynch & Co., Inc. on behalf of Merrill Lynch Investment Managers.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50 million shares of common stock and 10 million shares of undesignated preferred stock, $.01 par value per share. As of September 30, 2003, there were 16,227,127 shares of common stock issued and outstanding. Upon completion of this offering, there will be 19,227,127 shares of common stock issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. There are no shares of our preferred stock outstanding.

Common Stock

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. Therefore, the holders of a majority of the shares of common stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any outstanding preferred stock.

Dividends, Distributions and Stock Splits. Holders of shares of common stock are entitled to receive dividends, if, as and when such dividends are declared by our board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of outstanding preferred stock.

Liquidation. In the event of any dissolution, liquidation or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for the holders of outstanding preferred stock, if any, our remaining assets will be distributed ratably among the holders of our common stock.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by our stockholders. Our board of directors has the authority, without approval of our stockholders, to issue preferred stock that has voting and conversion rights superior to our common stock, which could have the effect of deterring, delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and By-Laws

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of our directors. These provisions eliminate a director’s personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, including:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	for any transaction in which the director derives an improper benefit.

These provisions do not eliminate our right or those of any of our stockholders to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our by-laws also contain certain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified individuals to serve as directors and officers.

Our certificate of incorporation also contains provisions dividing our board of directors into three classes serving staggered three-year terms. Our directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of our capital stock entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class. Vacancies on our board of directors may only be filled by the remaining directors and not by our stockholders.

Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. In general, notice must be received by us not less than 60 nor more than 90 days prior to the date of the prior year’s annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

Annual meetings of our stockholders are held to elect our board of directors and to transact such other business as may be properly brought before the meeting. Special meetings of our stockholders may be called only by our Chairman of the Board, President or a majority of our board of directors. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected only at a duly called annual or special meeting of our stockholders and may not be effected by written consent of our stockholders.

Our certificate of incorporation also provides that certain mergers, sales of assets, issuances of securities, liquidations or dissolutions, reclassifications or recapitalizations involving Interested Stockholders must be approved by holders of at least 80% of the outstanding Voting Stock, unless such transactions are approved by a majority of the Disinterested Directors (as defined in our certificate of incorporation) or certain minimum price, form of consideration and procedural requirements are satisfied. An Interested Stockholder is defined as a holder of stock representing 20% or more of the shares of Voting Stock then outstanding. Our certificate of incorporation further provides that the affirmative vote of the holders of 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal such provisions. The requirement of such a super-majority vote could enable a minority of our stockholders to exercise veto powers over such amendments, alterations, changes or repeals.

Delaware Anti-Takeover Law

Our company is a Delaware corporation subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which such person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of a corporation;

•	an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	an affiliate or associate of the persons described above.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or by-laws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our by-laws exempt us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

Citigroup Global Markets Inc. is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
McDonald Investments Inc., A KeyCorp Company
CIBC World Markets Corp.

Total	4,130,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

We and some of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 619,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that our officers and directors and the selling stockholders may dispose of such shares as bona fide gifts. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

The common stock is quoted on the Nasdaq National Market under the symbol “ROCK.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Gibraltar		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering will be $600,399.

Under rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc., special considerations apply to a public offering of securities where more than 10% of the net proceeds thereof will be paid to members of the NASD that are participating in the offering, or persons affiliated or associated with such members. Certain of the underwriters or their respective affiliates have lent money to the company under existing credit facilities. In the event more than 10% of the proceeds of the offering will be used to repay such money lent by any underwriter or its affiliates, the offering will be conducted in conformity with Rule 2710(c)(8).

The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

JPMorgan Chase Bank, one of the lenders under our credit facility, is an affiliate of J.P. Morgan Securities Inc., one of the underwriters of this offering. KeyBank National Association, another of the lenders under our credit facility, is an affiliate of McDonald Investments Inc., one of the underwriters of this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The selling shareholders may be deemed to be underwriters.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP, New York, New York.

Gerald S. Lippes, a partner of Lippes, Silverstein, Mathias & Wexler LLP, is a director of our company. Mr. Lippes beneficially owns 69,455 shares of common stock and has been awarded options to purchase an additional 1,250 shares of common stock. As of September 30, 2003, no other members of Lippes, Silverstein, Mathias & Wexler LLP owned shares of common stock.

EXPERTS

Our consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. In addition, our common stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of Nasdaq Operations at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to incorporate by reference into this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we terminate the offering of these shares:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	Our Current Report on Form 8-K filed with the SEC on May 6, 2003;

•	Our Current Report on Form 8-K filed with the SEC on May 13, 2003;

•	Our Current Report on Form 8-K/A filed with the SEC on July 15, 2003;

•	Our Current Report on Form 8-K filed with the SEC on August 11, 2003;

•	Our Current Report on Form 8-K filed with the SEC on October 27, 2003; and

•	A description of our common stock contained in a registration statement on Form 8-A filed with the SEC on September 24, 1993, as amended by Amendment No. 1 on Form 8-A/A filed with the SEC on November 4, 1993.

You may request a copy of these documents, at no cost, by written or oral request to:

Gibraltar Steel Corporation

Attn: Director of Investor Relations

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

(716) 826-6500

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and

Shareholders of Gibraltar Steel Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Gibraltar Steel Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Buffalo, New York

January 31, 2003

GIBRALTAR STEEL CORPORATION

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$3,662	$8,150
Accounts receivable	87,772	76,696
Inventories	106,155	75,847
Other current assets	5,405	5,922

Total current assets	202,994	166,615

Property, plant and equipment, net	231,526	228,443
Goodwill	133,452	132,717
Other assets	8,596	7,265

	$576,568	$535,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$42,074	$43,612
Accrued expenses	22,050	17,126
Current maturities of long-term debt	624	813

Total current liabilities	64,748	61,551

Long-term debt	166,308	211,462
Deferred income taxes	44,656	38,043
Other non-current liabilities	7,739	5,637
Shareholders’ equity:
Preferred shares, $.01 par value; authorized:
10,000,000 shares; none outstanding	—	—
Common shares, $.01 par value; authorized:
50,000,000 shares; outstanding;
15,981,999 shares in 2002 and 12,607,061 shares in 2001	160	126
Additional paid-in capital	124,825	70,063
Retained earnings	172,147	150,578
Accumulated comprehensive loss	(2,560)	(1,578)
Unearned compensation	(1,086)	(842)
Currency translation adjustment	(369)	—

Total shareholders’ equity	293,117	218,347

	$576,568	$535,040

The accompanying notes are an integral part of these financial statements

GIBRALTAR STEEL CORPORATION

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)

	Year Ended December 31,
	2002	2001	2000
Net sales	$645,114	$616,028	$677,540
Cost of sales	517,825	499,945	541,743

Gross profit	127,289	116,083	135,797
Selling, general and administrative expense	77,129	78,574	75,905

Income from operations	50,160	37,509	59,892
Interest expense	10,403	16,446	18,942

Income before taxes	39,757	21,063	40,950
Provision for income taxes	15,903	8,530	16,585

Net income	$23,854	$12,533	$24,365

Net income per share—Basic	$1.56	$1.00	$1.94

Weighted average shares outstanding—Basic	15,280	12,591	12,577

Net income per share—Diluted	$1.54	$.98	$1.92

Weighted average shares outstanding—Diluted	15,519	12,773	12,685

The accompanying notes are an integral part of these financial statements

GIBRALTAR STEEL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$23,854	$12,533	$24,365
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,481	23,486	21,188
Provision for deferred income taxes	5,800	4,545	5,252
Undistributed equity investment income	340	547	(253)
Other non-cash adjustments	616	157	116
Increase (decrease) in cash resulting from changes in (net of effects from acquisitions):
Accounts receivable	(9,230)	2,290	5,660
Inventories	(30,308)	25,140	(206)
Other current assets	143	495	(2,829)
Accounts payable and accrued expenses	3,468	5,885	(16,551)
Other assets	(2,959)	739	(2,622)

Net cash provided by operating activities	12,205	75,817	34,120

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(8,847)	(10,832)	(42,880)
Investments in property, plant and equipment	(15,995)	(14,344)	(19,619)
Net proceeds from sale of property and equipment	2,118	435	7,753

Net cash used in investing activities	(22,724)	(24,741)	(54,746)

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt reduction	(129,945)	(92,843)	(63,157)
Proceeds from long-term debt	84,571	49,265	82,389
Repurchase of common stock	—	—	(181)
Net proceeds from issuance of common stock	53,674	589	36
Payment of dividends	(2,269)	(1,638)	(1,447)

Net cash provided by (used in) financing activities	6,031	(44,627)	17,640

Net (decrease) increase in cash and cash equivalents	(4,488)	6,449	(2,986)
Cash and cash equivalents at beginning of year	8,150	1,701	4,687

Cash and cash equivalents at end of year	$3,662	$8,150	$1,701

The accompanying notes are an integral part of these financial statements

GIBRALTAR STEEL CORPORATION

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(in thousands)

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Loss	Unearned Compensation	Currency Translation Adjustment
	Shares	Amount
Balance at December 31, 1999	12,577	$126	$69,398	$117,010	$—	$(1,075)	$—
Net income	—	—	—	24,365	—	—	—
Stock options exercised and tax benefit	3	—	36	—	—	—	—
Cash dividends-$.115 per share	—	—	—	(1,447)	—	—	—
Earned portion of restricted stock	—	—	—	—	—	116	—
Repurchase of common stock	(13)	—	—	(181)	—	—	—

Balance at December 31, 2000	12,567	126	69,434	139,747	—	(959)	—
Implementation of FAS 133	—	—	—	—	(191)	—	—
Net income	—	—	—	12,533	—	—	—
Stock options exercised and tax benefit	40	—	629	—	—	—	—
Cash dividends-$.135 per share	—	—	—	(1,702)	—	—	—
Earned portion of restricted stock	—	—	—	—	—	117	—
Interest rate swap adjustments	—	—	—	—	(1,387)	—	—

Balance at December 31, 2001	12,607	126	70,063	150,578	(1,578)	(842)	—
Net income	—	—	—	23,854	—	—	—
Public offering	3,150	32	50,678	—	—	—	—
Stock options exercised and tax benefit	151	1	2,652	—	—	—	—
Cash dividends-$.155 per share	—	—	—	(2,466)	—	—	—
Restricted stock grant	56	1	1,303	—	—	(782)	—
Earned portion of restricted stock	—	—	—	—	—	258	—
Forfeiture of restricted stock	(15)	—	(348)	—	—	280	—
Acquisition	33	—	477	181	—	—	—
Interest rate swap adjustments	—	—	—	—	(982)	—	—
Currency translation adjustment	—	—	—	—	—	—	(369)

Balance at December 31, 2002	15,982	$160	$124,825	$172,147	$(2,560)	$(1,086)	$(369)

The accompanying notes are an integral part of these financial statements

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Gibraltar Steel Corporation and subsidiaries (the Company). Significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when products are shipped to the customer. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, checking accounts and all highly liquid investments with a maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Accelerated methods are used for income tax purposes. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Implementation of SFAS No. 144 in 2002 did not impact the Company’s financial position or results of operations. Interest is capitalized in connection with construction of qualified assets. Under this policy, interest of $105,000, $469,000 and $552,000 was capitalized in 2002, 2001 and 2000, respectively.

Goodwill

Goodwill is recorded as the aggregate excess of purchase prices of acquisitions over the respective fair market values of the net assets of acquired companies. Goodwill is net of accumulated amortization of $14,129,000 at December 31, 2002 and 2001.

Shareholders’ Equity

During 2002 and 2001, the Company declared dividends of $2,466,000 and $1,702,000, respectively, of which $640,000 and $442,000 are accrued at December 31, 2002 and 2001, respectively.

During 2002, the Company reacquired 15,000 shares of forfeited restricted common stock at a cost of $.01 per share and reduced additional paid-in-capital for the amount recognized as the difference between the cost and market value of the restricted stock at issuance.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2000, the Company purchased 12,572 shares of its outstanding common stock at a cost of $14.38 per share. The Company did not repurchase any shares of its common stock in 2001.

Interest Rate Exchange Agreements

Interest rate swap agreements are used by the Company in the management of interest rate risk. Swaps are not used for trading purposes. On January 1, 2001, the Company implemented the provisions of SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities and recognized the fair value of its interest rate swap agreements as other non-current liabilities. Gains or losses from changes in the fair value of the swap agreements are recorded, net of taxes, as components of Accumulated Comprehensive Loss.

Income Taxes

The financial statements of the Company have been prepared using the asset and liability approach in accounting for income taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

Earnings Per Share

Basic net income per share equals net income divided by the weighted average shares outstanding during the year. The computation of diluted net income per share includes all dilutive common stock equivalents in the weighted average shares outstanding.

2.    ACQUISITIONS

On July 1, 2002, the Company purchased all of the outstanding capital stock of B&W Heat Treating (1975) Limited (B&W) for approximately $8.5 million payable in cash and 32,655 shares of the Company’s common stock valued at $.7 million, including 12,572 treasury shares. B&W, located in Ontario, Canada, is Canada’s largest independent commercial heat treater.

On February 13, 2001, the Company purchased all the outstanding capital stock of Pennsylvania Industrial Heat Treaters, Inc. (PIHT) for approximately $11 million, net of cash acquired. PIHT provides metallurgical heat-treating services and specializes in heat treating powdered metal parts.

These acquisitions have been accounted for under the purchase method with the results of their operations consolidated with the Company’s results of operations from the respective acquisition dates.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information presents the pro-forma consolidated condensed results of operations as if the acquisitions had occurred on January 1, 2001. The pro forma amounts may not be indicative of the results that actually would have been achieved had the acquisitions occurred as of January 1, 2001 and are not necessarily indicative of future results of the combined companies.

	Year Ended December 31,
	2002	2001
	(unaudited)
	(in thousands, except per share data)
Net sales	$650,333	$626,330

Income before taxes	$40,048	$21,344

Net income	$24,026	$12,701

Net income per share—Basic	$1.57	$1.01

3.    ACCOUNTS RECEIVABLE

Accounts receivable are expected to be collected within one year and are net of reserves for doubtful accounts of $2,250,000 and $1,937,000 at December 31, 2002 and 2001, respectively.

4.    INVENTORIES

Inventories at December 31 consist of the following:

	2002	2001
	(in thousands)
Raw material	$57,262	$36,378
Finished goods and work-in-process	48,893	39,469

Total inventory	$106,155	$75,847

5.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost less accumulated depreciation, at December 31 consists of the following:

	2002	2001
	(in thousands)
Land and land improvements	$8,608	$7,570
Building and improvements	73,636	64,979
Machinery and equipment	254,740	240,472
Construction in progress	4,803	6,811

	341,787	319,832
Less accumulated depreciation and amortization	110,261	91,389

Property, plant and equipment, net	$231,526	$228,443

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    GOODWILL

On January 1, 2002, the Company implemented SFAS No. 141 Business Combinations which required that all business combinations be accounted for under the purchase method only and that certain acquired assets in a business combination be accounted for apart from goodwill. The implementation of SFAS No. 141 did not impact the Company’s financial position or results of operations.

Also on January 1, 2002, the Company implemented SFAS No. 142 Goodwill and Other Intangible Assets which requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill should be amortized over their useful lives. The Company performed the required tests of goodwill at implementation and the annual reassessment date and determined that no impairments were indicated. The impact of the adoption of SFAS No. 142 is summarized as follows:

	Year Ended December 31,
	2002	2001	2000
	(in thousands, except for per share data)
Net income as reported	$23,854	$12,533	$24,365
Goodwill amortization after-tax	—	2,480	2,207

Adjusted net income	$23,854	$15,013	$26,572

Basic earnings per share:
Net income as reported	$1.56	$1.00	$1.94
Goodwill amortization after-tax	—	.19	.17

Adjusted net income	$1.56	$1.19	$2.11

Diluted earnings per share:
Net income as reported	$1.54	$.98	$1.92
Goodwill amortization after-tax	—	.19	.17

Adjusted net income	$1.54	$1.17	$2.09

7.    OTHER ASSETS

Other assets at December 31 consist of the following:

	2002	2001
	(in thousands)
Equity interest in partnership	$3,852	$4,192
Other	4,744	3,073

Total other assets	$8,596	$7,265

The Company’s 31% partnership interest is accounted for using the equity method of accounting. The partnership provides a steel cleaning process called pickling to steel mills and steel processors, including the Company.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    DEBT

Long-term debt at December 31 consists of the following:

	2002	2001
	(in thousands)
Revolving credit notes payable	$112,470	$207,000
Private placement demand notes	50,000	—
Industrial Development Revenue Bonds	2,900	3,300
Other debt	1,562	1,975

	166,932	212,275
Less current maturities	624	813

Total long-term debt	$166,308	$211,462

The Company’s revolving credit facility of $225,000,000 is secured by the Company’s accounts receivable, inventories, and property and equipment, and is committed through June 2007 and contains a $50,000,000 expansion feature at the Company’s option, subject to approval by the participating financial institutions. This facility has various interest rate options, which are no greater than the bank’s prime rate. In addition, the Company may enter into interest rate exchange agreements (swaps) to manage interest costs and exposure to changing interest rates. At December 31, 2002, the Company had interest rate swap agreements outstanding which expire starting in 2004 and effectively converted $50,000,000 of floating rate debt to fixed rates ranging from 7.22% to 7.93%. At December 31, 2002, additional credit facility borrowings consisted of $62,470,000 with an interest rate of LIBOR plus a fixed rate. The weighted average interest rate of these borrowings was 3.23% at December 31, 2001.

The Company’s private placement demand notes consist of a $25,000,000 senior secured note due July 3, 2007 with a 7.35% interest rate and a $25,000,000 senior subordinated note due January 3, 2008 with an 8.98% interest rate.

In addition, the Company has Industrial Development Revenue Bonds payable in installments through September 2018, with interest rates ranging from a fixed rate of 4.22% to variable rates of up to 3.30% at December 31, 2002, which financed the cost of the expansion of its Coldwater, Michigan heat-treating facility, under a capital lease agreement. The cost of the facility and equipment equals the amount of the bonds and includes accumulated amortization of $514,000. The agreement provides for the purchase of the facility and equipment at any time during the lease term at scheduled amounts or at the end of the lease for a nominal amount.

The aggregate maturities on long-term debt including lease purchase obligations for the five years following December 31, 2002 as follows: 2003, $624,000; 2004, $629,000; 2005, $480,000; 2006, $286,000; 2007, $162,763,000; 2008 and subsequent, $2,150,000. The Company had no amounts outstanding under short-term borrowing for the years ended December 31, 2002 and 2001.

The various loan agreements, which do not require compensating balances, contain provisions that limit additional borrowings and require maintenance of minimum net worth and financial ratios. The Company is in compliance with the terms and provisions of all its financing agreements.

Total cash paid for interest in the years ended December 31, 2002, 2001 and 2000 was $10,050,000, $17,122,000 and $19,935,000, respectively.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    LEASES

The Company leases certain facilities and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2002, 2001 and 2000 was $3,966,000, $5,433,000 and $5,187,000, respectively. Future minimum lease payments under these operating leases are $5,029,000, $3,708,000, $2,933,000, $2,554,000 and $1,156,000 for the years 2003, 2004, 2005, 2006, and 2007, respectively, and $5,142,000 thereafter.

10.    EMPLOYEE RETIREMENT PLANS

Certain subsidiaries participate in the Company’s 40l(k) Plan. In addition, certain subsidiaries have multi-employer non-contributory retirement plans providing for defined contributions to union retirement funds.

A supplemental pension plan provides defined pension benefits to certain salaried employees upon retirement. Net unfunded periodic pension costs of $243,000 and $171,000 were accrued under this plan in 2002 and 2001, respectively, and consisted primarily of service cost using a discount rate of 6.5% and 7.25%, respectively.

Total expense for all retirement plans was $2,709,000, $2,200,000 and $2,204,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

11.    OTHER POST-RETIRMENT BENEFITS

Certain subsidiaries of the Company provide health and life insurance to substantially all of their employees and to a number of retirees and their spouses. The net periodic post-retirement benefit cost charged to expense consisting of service cost, interest cost and amortization of gains, losses and unrecognized prior service costs was $315,000, $237,000 and $261,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The approximate unfunded accumulated post-retirement benefit obligation at December 31, consists of the following (in thousands):

	Benefit Obligation at January 1	Service Cost	Interest Cost	Amendments	Actuarial (Gain)/Loss	Benefit Payments	Benefit Obligation at December 31
2002	$2,272	81	177	—	498	(54)	$2,974
2001	$1,983	52	131	(686)	842	(50)	$2,272

The accumulated post-retirement benefit obligation was determined using a weighted average discount rate of 6.5% in 2002 and 7.25% in 2001. The medical inflation rate was assumed to be 9.0% in 2002, decreasing gradually to 5.0% in 2006. The effect of a 1% increase or decrease in the annual medical inflation rate would increase or decrease the accumulated post-retirement benefit obligation at December 31, 2002 by approximately $493,000 and $424,000, respectively, and increase or decrease the annual service and interest costs by approximately $40,000.

One of the Company’s subsidiaries also provides post-retirement health care benefits to its unionized employees through contributions to a multi-employer health care plan.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    INCOME TAXES

The provision for income taxes consisted of the following:

	2002	2001	2000
	(in thousands)
Current tax provision
U.S. Federal	$8,527	$3,355	$9,507
State and Foreign	1,576	630	1,826

Total current tax provision	10,103	3,985	11,333

Deferred tax provision
U.S. Federal	5,243	4,109	4,593
State and Foreign	557	436	659

Total deferred tax provision	5,800	4,545	5,252

Total provision for income taxes	$15,903	$8,530	$16,585

The provision for income taxes for the year ended December 31, 2002 does not include the tax benefits of $349,000 associated with the exercise of stock options which have been credited to paid-in capital.

The provision for income taxes differs from the federal statutory rate of 35% due to the following:

	2002	2001	2000
	(in thousands)
Statutory rate	$13,915	$7,372	$14,333
State income taxes, less federal effect	1,333	693	1,615
Goodwill	—	431	431
Other	655	34	206

	$15,903	$8,530	$16,585

Deferred tax liabilities (assets) at December 31, consist of the following:

	2002	2001
	(in thousands)
Depreciation	$40,755	$37,316
Goodwill	7,417	4,691
Other	709	878

Gross deferred tax liabilities	48,881	42,885

State taxes	(1,694)	(1,604)
Other	(6,680)	(5,958)

Gross deferred tax assets	(8,374)	(7,562)

Net deferred tax liabilities	$40,507	$35,323

Cash paid for income taxes, net of tax refunds, in the years ended December 31, 2002, 2001 and 2000 was $7,320,000, $3,570,000 and $16,189,000, respectively.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    EARNINGS PER SHARE

SFAS No. 128 Earnings Per Share requires dual presentation of basic and diluted earnings per share on the face of the income statement. The reconciliation between the computations is as follows:

	Income	Basic Shares	Basic EPS	Diluted Shares	Diluted EPS
2002	$23,854,000	15,280,364	$1.56	15,519,026	$1.54
2001	$12,533,000	12,590,625	$1.00	12,772,808	$0.98
2000	$24,365,000	12,577,240	$1.94	12,685,075	$1.92

Included in diluted shares are common stock equivalents of 238,662, 182,183 and 107,832 relating to options for the years ended December 31, 2002, 2001 and 2000, respectively.

14.    STOCK OPTIONS

The Company may grant non-qualified stock options to officers, employees, non-employee directors and advisers at an exercise price equal to 100% of market price, and incentive stock options to officers and other key employees at an exercise price not less than 100% of market price, up to an aggregate of 400,000 and 1,475,000 shares, respectively. The options may be exercised over a four-year period from the grant date and expire ten years after the date of grant. At December 31, 2002, 152,500 and 252,650 shares remain available for issuance under the non-qualified and incentive stock option plans, respectively.

Options outstanding at December 31, 2002 consisted of:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$10.00-$14.07	428,396	4.3 years	$12.44	314,796	$11.85
$15.63-$22.50	478,812	4.9 years	$19.06	478,812	$19.06

	907,208	4.6 years	$15.93	793,608	$16.20

The following table summarizes information about stock option transactions:

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 1999	922,706	$16.44	528,819	$14.88
Granted	270,250	14.07
Exercised	(2,255)	15.52
Forfeited	(30,107)	17.68

Balance at December 31, 2000	1,160,594	$15.86	686,582	$15.72
Granted	—	—
Exercised	(39,914)	14.76
Forfeited	(46,000)	17.19

Balance at December 31, 2001	1,074,680	$15.84	817,742	$16.08
Granted	—	—
Exercised	(151,283)	15.23
Forfeited	(16,189)	16.12

Balance at December 31, 2002	907,208	$15.93	793,608	$16.20

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, 793,608 options were vested and exercisable, of which 550,184 options had an exercise price below the $19.04 per share market price of the Company’s common stock.

Tax benefits of $349,000 and $40,000 realized in the years ended December 31, 2002 and 2001, respectively, associated with the exercise of certain stock options have been credited to additional paid-in-capital. The Company did not realize any related tax benefit during 2000.

The Company has adopted the disclosure-only provisions of SFAS No. 123 Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the option plans as stock options granted under these plans have an exercise price equal to 100% of the market price on the date of grant. If the compensation cost for these plans had been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the unaudited pro forma effect on the years ended December 31, 2002, 2001, and 2000 is as follows:

	Year Ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Net income	$23,854	$12,533	$24,365
Deduct: total stock-based employee compensation determined under fair value based methods for all awards, net of related tax effects	614	794	715

Pro forma net income	$23,240	$11,739	$23,650

Earnings per share:
Basic—as reported	$1.56	$1.00	$1.94

Basic—pro forma	$1.52	$.93	$1.88

Diluted—as reported	$1.54	$.98	$1.92

Diluted—pro forma	$1.50	$.92	$1.86

The Black-Scholes option-pricing model was used to estimate the fair value of the options granted on the date of grant. The fair values and assumptions used in the model are as follows:

	Fair Value	Expected Life	Stock Volatility	Risk-Free Interest Rate	Dividend Yield
2000 Grant	$6.31	5 years	43.7%	6.3%	.7%
1999 Grant	$9.18	5 years	45.1%	4.4%	.2%

The Company also has a Restricted Stock Plan and has reserved for issuance 100,000 common shares for the grant of restricted stock awards to employees and non-employee directors at a purchase price of $.01 per share. Since the inception of this plan, all common shares reserved for issuance under this plan have been awarded and are outstanding at December 31, 2002.

15.    SEGMENT INFORMATION

The Company is organized into three reportable segments on the basis of the production process and products and services provided by each segment, identified as follows:

(i)	Processed steel products, which primarily includes the intermediate processing of wide, open tolerance flat-rolled sheet steel through the application of several different processes to produce high-quality, value-added coiled steel products to be further processed by customers.

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	Building products, which primarily includes the processing of sheet steel to produce a wide variety of building products.

(iii)	Heat treating, which includes a wide range of metallurgical heat-treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants to improve their mechanical properties, durability and wear resistance.

The following table illustrates certain measurements used by management to assess the performance of the segments described above as of and for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(in thousands)
Net sales
Processed steel products	$272,796	$252,382	$321,361
Building products	292,161	292,464	277,706
Heat treating	80,157	71,182	78,473

	$645,114	$616,028	$677,540

Income from operations
Processed steel products	$32,843	$29,156	$39,111
Building products	21,338	18,174	22,491
Heat treating	9,904	8,798	13,059
Corporate	(13,925)	(18,619)	(14,769)

	$50,160	$37,509	$59,892

Depreciation and amortization
Processed steel products	$5,874	$5,681	$5,853
Building products	7,453	6,986	5,747
Heat treating	6,057	5,756	5,112
Corporate	1,097	5,063	4,476

	$20,481	$23,486	$21,188

Total assets
Processed steel products	$155,422	$137,942	$155,740
Building products	163,005	151,993	157,962
Heat treating	94,034	80,515	80,048
Corporate	164,107	164,590	162,296

	$576,568	$535,040	$556,046

Capital expenditures
Processed steel products	$3,211	$3,980	$5,313
Building products	5,868	7,637	7,304
Heat treating	6,057	2,151	5,902
Corporate	859	576	1,100

	$15,995	$14,344	$19,619

GIBRALTAR STEEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    COMMITMENTS AND CONTINGENCIES

The Company is a party to certain claims and legal actions generally incidental to its business. Management does not believe that the outcome of these actions, which is not clearly determinable at the present time, would significantly affect the Company’s financial condition or results of operations.

The Company offers various product warranties to its customers concerning the quality of its products and services. Based upon the short duration of warranty periods and favorable historical warranty experience, the Company determined that a related warranty accrual at December 31, 2002 and 2001 is not required.

17.    RECENT ACCOUNTING PRONOUNCEMENTS

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 Accounting for Asset Retirement Obligations which requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. Implementation of SFAS No. 143 in 2003 will not have a material impact on the Company’s results of operations.

In 2002, the FASB issued SFAS No. 146 Accounting for Exit or Disposal Activities which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 and will not have a material impact on the Company’s financial position or results of operations.

In 2002, the FASB also issued SFAS No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 which provides alternative methods for the optional transition of the accounting for stock based compensation from the intrinsic method to the fair value method. The Company does not plan to change its accounting for stock based compensation from the intrinsic method and, therefore, SFAS No. 148 will not have a material impact on the Company’s results of operations.

In addition, the FASB issued Interpretation No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others (FIN No. 45) in late 2002. FIN No. 45 requires the fair-value measurement and recognition of a liability for the issuance of certain guarantees issued or modified on January 1, 2003 or after. The Company has implemented the enhanced disclosure requirements required by FIN No. 45. Implementation of the fair-value measurement and recognition provisions of FIN No. 45 in 2003 will not have a material impact on the Company’s financial results of operations.

QUARTERLY UNAUDITED FINANCIAL DATA

(in thousands, except per share data)

2002 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$144,713	$171,520	$173,160	$155,721	$645,114
Gross profit	27,214	35,397	34,643	30,035	127,289
Income from operations	9,617	15,520	14,758	10,265	50,160
Net income	4,078	7,962	7,111	4,703	23,854
Net income per share-Basic	$.31	$.50	$.45	$.29	$1.56
Net income per share-Diluted	$.30	$.49	$.44	$.29	$1.54

2001 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$150,550	$163,550	$161,484	$140,444	$616,028
Gross profit	28,485	32,081	30,330	25,187	116,083
Income from operations	9,742	12,054	9,851	5,862	37,509
Net income	2,886	4,518	3,594	1,535	12,533
Net income per share-Basic	$.23	$.36	$.29	$.12	$1.00
Net income per share-Diluted	$.23	$.35	$.28	$.12	$.98

GIBRALTAR STEEL CORPORATION

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2003 (Unaudited)

GIBRALTAR STEEL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)

September 30, 2003
(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,227
Accounts receivable	123,943
Inventories	112,803
Other current assets	7,623

Total current assets	249,596

Property, plant and equipment, net	249,078
Goodwill	255,853
Other assets	10,120

$764,647

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$58,887
Accrued expenses	35,844
Current maturities of long-term debt	14,848

Total current liabilities	109,579

Long-term debt	277,338
Deferred income taxes	52,712
Other non-current liabilities	7,054
Shareholders’ equity:
Preferred shares	—
Common shares	162
Additional paid-in capital	128,675
Retained earnings	191,188
Accumulated comprehensive loss	(1,857)
Unearned compensation	(859)
Currency translation adjustment	655

Total shareholders’ equity	317,964

$764,647

See accompanying notes to condensed consolidated financial statements

GIBRALTAR STEEL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share date)

	Nine Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
Net sales	$572,971	$489,393
Cost of sales	460,118	392,139

Gross profit	112,853	97,254
Selling, general and administrative expense	67,394	57,359

Income from operations	45,459	39,895
Interest expense	10,238	7,708

Income before taxes	35,221	32,187
Provision for income taxes	14,088	13,036

Net income	$21,133	$19,151

Net income per share – Basic	$1.32	$1.27

Weighted average shares outstanding – Basic	15,967	15,039

Net income per share – Diluted	$1.31	$1.25

Weighted average shares outstanding – Diluted	16,122	15,289

See accompanying notes to condensed consolidated financial statements

GIBRALTAR STEEL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$21,133	$19,151
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,711	15,255
Provision for deferred income taxes	3,577	3,809
Undistributed equity investment income	118	241
Tax benefit from exercise of stock options	823	146
Unearned compensation	176	168
Other noncash adjustments	165	32
Increase (decrease) in cash resulting from changes in (net of acquisitions):
Accounts receivable	(22,282)	(25,806)
Inventories	5,784	(19,541)
Other current assets	(1,212)	(1,279)
Accounts payable and accrued expenses	16,993	21,153
Other assets	(105)	(3,260)

Net cash provided by operating activities	41,881	10,069

Cash flows from investing activities
Acquisitions, net of cash acquired	(84,228)	(8,847)
Purchases of property, plant and equipment	(16,544)	(11,699)
Net proceeds from sale of property and equipment	356	1,235

Net cash used in investing activities	(100,416)	(19,311)

Cash flows from financing activities
Long-term debt reduction	(56,491)	(116,350)
Proceeds from long-term debt	115,471	71,234
Payment of dividends	(2,002)	(1,629)
Net proceeds from issuance of common stock	3,122	53,647

Net cash provided by financing activities	60,100	6,902

Net increase (decrease) in cash and cash equivalents	1,565	(2,340)
Cash and cash equivalents at beginning of year	3,662	8,150

Cash and cash equivalents at end of period	$5,227	$5,810

See accompanying notes to condensed consolidated financial statements

GIBRALTAR STEEL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed consolidated financial statements as of September 30, 2003 and 2002 have been prepared by Gibraltar Steel Corporation (the Company) without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and 2002 have been included.

Certain information and footnote disclosures including significant accounting policies normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements included in the Company’s Annual Report to Shareholders for the year ended December 31, 2002.

Certain 2002 amounts on the condensed consolidated statements of cash flows have been reclassified to conform with 2003 presentation.

The results of operations for the nine month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2.    INVENTORIES

Inventories consist of the following:

September 30,
2003
(unaudited)
(in thousands)
Raw material	$59,139
Finished goods and work-in-process	53,664

Total inventories	$112,803

3.    SHAREHOLDERS’ EQUITY

The changes in shareholders’ equity consist of (in thousands):

	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Comprehensive Loss	Unearned Compensation	Currency Translation Adjustment
	Shares	Amount
Balance at December 31, 2002	15,982	$160	$124,825	$172,147	$(2,560)	$(1,086)	$(369)
Net income	—	—	—	21,133	—	—	—
Stock options exercised	249	2	3,120	—	—	—	—
Tax benefit from exercise of stock options	—	—	823	—	—	—	—
Cash dividends—$.045 per share	—	—	—	(2,092)	—	—	—
Earned portion of restricted stock	—	—	—	—	—	176	—
Forfeiture of restricted stock	(4)	—	(93)	—	—	51	—
Interest rate swap adjustments	—	—	—	—	703	—	—
Currency translation adjustment	—	—	—	—	—	—	1,024

Balance at September 30, 2003	16,227	$162	$128,675	$191,188	$(1,857)	$(859)	$655

GIBRALTAR STEEL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    EARNINGS PER SHARE

Basic net income per share equals net income divided by the weighted average shares outstanding for the nine months ended September 30, 2003 and 2002. The computation of diluted net income per share includes all dilutive common stock equivalents in the weighted average shares outstanding. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the assumed proceeds of common stock equivalents. Common stock equivalents relating to stock options and restricted stock awards of 155,552 and 249,486 are included in diluted shares for the nine month periods ended September 30, 2003 and 2002, respectively.

At September 30, 2003, options to purchase 607,705 shares of the Company’s common stock were outstanding and were exercisable at prices ranging from $10.00 to $22.50 per share. Of this total, 553,840 options were vested and exercisable with 364,990 having an exercise price below the $21.70 per share market price of the Company’s common stock at September 30, 2003.

5.    ACQUISITIONS

On July 1, 2002, the Company purchased all the outstanding capital stock of B&W Heat Treating (1975) Limited (B&W Heat Treating) for approximately $9.2 million. The purchase price consisted of approximately $8.5 million payable in cash and 32,655 shares of the Company’s common stock valued at $.7 million. B&W Heat Treating specializes in commercial heat treating and is located in Ontario, Canada.

The acquisition of B&W Heat Treating was accounted for using the purchase method of accounting for business combinations with the results of B&W Heat Treating’s operations consolidated with the Company’s results of operations from its acquisition date.

On April 1, 2003, the Company acquired all of the outstanding stock of Construction Metals, Inc. (Construction Metals). Construction Metals is located in Ontario, California and is a manufacturer of a wide array of building products that are sold to retail and wholesale customers throughout the Western United States. On May 1, 2003, the Company acquired all of the outstanding stock of Air Vent Inc. (Air Vent). Air Vent operates manufacturing facilities in Dallas, Texas; Clinton, Iowa; and Lincolnton, North Carolina and operates a sales office and customer service department in Peoria, Illinois. Air Vent is primarily engaged in the manufacture and distribution of a complete line of ventilation products and accessories. The operating results of both Construction Metals and Air Vent have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

The aggregate purchase consideration for the Construction Metals and Air Vent acquisitions was approximately $147 million, which was comprised of cash, including direct acquisition costs, of approximately $87.2 million and approximately $59.8 million of unsecured subordinated debt, payable to the former owners of the acquired companies over three to six years at an annual interest rate of 5.0%. The purchase price of the acquired companies was allocated to the assets acquired and liabilities assumed based upon respective fair market values. The fair market values of the property, plant and equipment and identifiable intangible assets were determined by an independent valuation. The identifiable intangible assets consisted of non-competition agreements with an aggregate fair market value of approximately $2.2 million (8.2-year weighted average useful life). The excess consideration over such fair value was recorded as goodwill and aggregated approximately $122 million.

The Company and the former owners of Air Vent will make a joint election under Internal Revenue Code (IRC) Section 338(h)(10) which will allow the Company to treat the stock purchase as an asset purchase for tax purposes.

GIBRALTAR STEEL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited pro forma financial information presents the condensed consolidated results of operations as if the acquisitions had occurred on January 1, 2002. The pro forma information includes certain adjustments, including depreciation expense, interest expense and certain other adjustments, together with related income tax effects. The pro forma amounts may not be indicative of the results that actually would have been achieved had the acquisitions occurred as of January 1, 2002 and are not necessarily indicative of future results of the combined companies.

	Nine Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Net sales	$600,314	$568,753

Net income	$22,310	$24,946

Net income per share-Basic	$1.40	$1.66

Net income per share-Diluted	$1.38	$1.63

6.    AMORTIZABLE INTANGIBLE ASSETS AND GOODWILL

Amortizable intangible assets as of September 30, 2003 consisted of non-competition agreements. At September 30, 2003, the gross carrying amount and accumulated amortization of these non-competition agreements aggregated approximately $2.2 million and $141,000, respectively.

Intangible asset amortization expense for the nine month periods ended September 30, 2003 and 2002 aggregated approximately $141,000 and $0, respectively. Amortization expense related to intangible assets for the remaining three months of 2003 is approximately $77,000 and $300,000 annually for years 2004 through 2007.

The changes in the approximate carrying amount of goodwill for the nine month period ended September 30 are as follows (in thousands):

	2003	2002
Balance as of January 1,	$133,452	$132,717
Goodwill acquired	122,401	735

Balance as of September 30,	$255,853	$133,452

In connection with the adoption (effective January 1, 2002) of SFAS No. 142, Goodwill and Intangible Assets, the Company completed the transitional impairment assessment within six months from the date of adoption as allowed by the standard. In addition, the Company completed a valuation as of the annual reassessment date as of October 31, 2002 and determined that no goodwill impairments were indicated.

7.    SEGMENT INFORMATION

The Company is organized into three reportable segments on the basis of the production process, and products and services provided by each segment, identified as follows:

(i)	Processed steel products, which primarily includes the intermediate processing of wide, open tolerance flat-rolled sheet steel through the application of several different processes to produce high-quality, value-added coiled steel products to be further processed by customers.

GIBRALTAR STEEL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	Building products, which primarily includes the processing of sheet steel to produce a wide variety of building products.

(iii)	Heat treating, which includes a wide range of metallurgical heat treating processes in which customer-owned metal parts are exposed to precise temperatures, atmospheres and quenchants to improve their mechanical properties, durability and wear resistance.

The following table illustrates certain measurements used by management to assess the performance of the segments described above (in thousands):

	Nine Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
Net sales
Processed steel products	$203,371	$204,109
Building products	303,700	225,565
Heat treating	65,900	59,719

	$572,971	$489,393

Income (loss) from operations
Processed steel products	$19,422	$24,658
Building products	31,936	18,046
Heat treating	6,995	7,694
Corporate	(12,894)	(10,503)

	$45,459	$39,895

Depreciation and amortization
Processed steel products	$4,283	$4,393
Building products	6,464	5,548
Heat treating	4,927	4,500
Corporate	1,037	814

	$16,711	$15,255

Capital expenditures
Processed steel products	$4,497	$2,307
Building products	5,102	4,163
Heat treating	5,163	4,728
Corporate	1,782	501

	$16,544	$11,699

	September 30, 2003
	(unaudited)
Total assets
Processed steel products	$145,150
Building products	225,514
Heat treating	98,009
Corporate	295,974

	$764,647

GIBRALTAR STEEL CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    BORROWINGS UNDER REVOLVING CREDIT FACILITY

In April 2003, the Company amended its revolving credit facility to increase its aggregate borrowing limit to $290 million. At September 30, 2003, the Company had $110 million in availability under the revolving credit facility.

9.    STOCK OPTIONS

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS 148) which amends SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require disclosures in both the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As allowed by SFAS 123, the Company follows the disclosure requirements of SFAS 123 and SFAS 148, but continues to account for its stock options using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized for the option plans, as stock options granted under these plans have an exercise price equal to 100% of the market price on the date of grant.

The following table illustrates the pro forma effect on net income and net income per share, had the Company used the Black-Scholes option pricing model to calculate the fair value of stock-option based employee compensation pursuant to the provisions of SFAS 123 and SFAS 148 (in thousands, except per share data):

	Nine Months Ended September 30,
	2003	2002
	(unaudited)	(unaudited)
Net income as reported	$21,133	$19,151
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	290	786

Pro forma net income	$20,843	$18,365

Net income per share
Basic—as reported	$1.32	$1.27

Basic—pro forma	$1.31	$1.22

Diluted—as reported	$1.31	$1.25

Diluted—pro forma	$1.29	$1.20

GIBRALTAR STEEL CORPORATION

UNAUDITED PRO FORMA STATEMENTS OF INCOME

Nine Months Ended September 30, 2003 and

Year Ended December 31, 2002

GIBRALTAR STEEL CORPORATION

UNAUDITED PRO FORMA STATEMENT OF INCOME

Nine Months Ended September 30, 2003

(in thousands, except per share data)

	Historical			Acquisition Pro forma Adjustments		Post- Acquisition Results of Operations Before Stock Offering	Stock Offering Pro forma Adjustments		Pro forma Gibraltar Steel Corporation
	Gibraltar Steel Corporation	(1) Construction Metals Acquisition	(1) Air Vent Acquisition
Net sales	$572,971	$8,938	$18,405	$—		$600,314	$—		$600,314
Cost of sales	460,118	5,390	12,235	(84	)(A)	477,659	—		477,659

Gross profit	112,853	3,548	6,170	84		122,655	—		122,655
Selling, general and administrative expense	67,394	2,799	3,251	(442	)(B)	73,002	—		73,002

Income from operations	45,459	749	2,919	526		49,653	—		49,653
Interest expense (income)	10,238	23	(299)	2,509	(C)	12,471	(1,672	)(E)	10,799

Income before taxes	35,221	726	3,218	(1,983)		37,182	1,672		38,854
Provision for income taxes	14,088	314	1,100	(630	)(D)	14,872	669	(F)	15,541

Net income	$21,133	$412	$2,118	$(1,353)		$22,310	$1,003		$23,313

Net income per share—Basic	$1.32					$1.40			$1.23

Weighted average shares outstanding—Basic	15,967					15,967	3,000	(G)	18,967

Net income per share—Diluted	$1.31					$1.38			$1.22

Weighted average shares outstanding—Diluted	16,122					16,122	3,000	(G)	19,122

(1)	Represents the operating results of Construction Metals and Air Vent from January 1, 2003, through their respective acquisition dates.

The accompanying notes are an integral part of these unaudited pro forma financial statements.

GIBRALTAR STEEL CORPORATION

UNAUDITED PRO FORMA STATEMENT OF INCOME

Year Ended December 31, 2002

(in thousands, except per share data)

	Historical						Post- Acquisition Results of Operations Before Stock Offering
	Gibraltar Steel Corporation	(1) B&W Heat Treating Acquisition	(2) Construction Metals Acquisition	(2) Air Vent Acquisition	Acquisition Pro forma Adjustments			Stock Offering Pro forma Adjustments		Pro forma Gibraltar Steel Corporation
Net sales	$645,114	$5,219	$35,464	$58,095	$—		$743,892	$—		$743,892
Cost of sales	517,825	4,131	22,956	36,805	(176	)(A)	581,541	—		581,541

Gross profit	127,289	1,088	12,508	21,290	176		162,351	—		162,351
Selling, general and administrative expense	77,129	633	8,775	7,125	(550	)(B)	93,112	—		93,112

Income from operations	50,160	455	3,733	14,165	726		69,239	—		69,239
Interest expense	10,403	—	41	(481)	8,214	(H)	18,177	(3,058	)(I)	15,119

Income before taxes	39,757	455	3,692	14,646	(7,488)		51,062	3,058		54,120
Provision for income taxes	15,903	—	1,582	5,451	(2,455	)(D)	20,481	1,223	(F)	21,704

Net income	$23,854	$455	$2,110	$9,195	$(5,033)		$30,581	$1,835		$32,416

Net income per share—Basic	$1.56						$2.00			$1.77

Weighted average shares outstanding—Basic	15,280						15,280	3,000	(G)	18,280

Net income per share—Diluted	$1.54						$1.97			$1.75

Weighted average shares outstanding—Diluted	15,519						15,519	3,000	(G)	18,519

(1)	Represents the operating results of B&W Heating Treating from January 1, 2002 , through its acquisition date.
(2)	Represents a full twelve months of operating results for Construction Metals and Air Vent.

The accompanying notes are an integral part of these unaudited pro forma financial statements.

1.    Pro forma impacts of acquisitions and common stock offering

On July 1, 2002, we acquired all of the outstanding common stock of B&W Heat Treating, on April 1, 2003, we acquired all of the outstanding stock of Construction Metals, Inc. and on May 1, 2003, we acquired all of the outstanding stock of Air Vent Inc. The operating results of B&W Heat Treating, Construction Metals and Air Vent (collectively, the acquisitions) have been included in our consolidated financial statements since their respective acquisition dates.

The accompanying unaudited pro forma statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 give effect to the acquisitions referred to above, as well as to the pro forma impact of a secondary offering of 3,000,000 shares of the Company’s common stock at $24.19 per share. The pro forma statements of income assume both the acquisitions and common stock offering took place on January 1, 2002. The pro forma statements of income are presented for illustrative purposes only and do not necessarily reflect the results of operations that would have occurred had the acquisitions and common stock offering actually occurred during the periods presented.

The accompanying unaudited pro forma statements of income are subject to a number of estimates, assumptions and uncertainties, and do not purport to be indicative of actual results had the acquisitions and the common stock offering taken place on the date indicated, nor do these statements of income purport to be indicative of the results of operations that may be achieved in the future.

2.    Pro forma assumptions

The unaudited pro forma statements of income for the nine months ended September 30, 2003 and the year ended December 31, 2002 have been adjusted as discussed in the notes below:

(A)	To reflect the change in depreciation expense associated with a step-up in the bases of property, plant and equipment of the acquisitions.

(B)	To reflect changes in compensation expense as a result of the acquisitions and amortization expense associated with the Construction Metals and Air Vent non-competition agreements.

(C)	To reflect the additional interest expense associated with debt incurred at a weighted average interest rate of 5.5% to finance the acquisitions.

(D)	To reflect an effective tax rate of 40% on the pro forma adjusted results of the acquisitions.

(E)	To reflect a reduction in interest expense assuming the application of $69.0 million of net proceeds from the common stock offering to pay down borrowings with a weighted average interest rate of 3.23% under our existing credit facility.

(F)	To reflect the tax effect, at a 40% rate, associated with the pro forma reduction of interest expense resulting from application of the proceeds from the common stock offering to pay down borrowings under our existing credit facility.

(G)	To reflect the impact of the sale of 3,000,000 shares of common stock on weighted average shares outstanding.

(H)	To reflect the additional interest expense associated with debt incurred at a weighted average interest rate of 5.6% to finance the acquisitions.

(I)	To reflect a reduction in interest expense assuming the application of $69.0 million of net proceeds from the common stock offering to pay down borrowings with a weighted average interest rate of 4.43% under our existing credit facility.

4,130,000 Shares

Gibraltar Steel Corporation

Common Stock

PROSPECTUS

                                     , 2003

Citigroup

JPMorgan

McDONALD INVESTMENTS INC.

CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than underwriter discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange registration fee	$9,344

NASD filing fee	12,051

Nasdaq National Market listing fee	50,000

Printing and engraving expenses	150,000
Legal fees and expenses	175,008
Accounting fees and expenses	100,000
Transfer Agent and Registrar fees and expenses	4,000
Miscellaneous	100,000

Total	$600,399

Item 15.    Indemnification of Directors and Officers

Under Section 145(a) of the General Corporation Law of Delaware, we may indemnify any of our officers or directors in any action other than actions by or in the right of our company, whether civil, criminal, administrative or investigative, if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceedings if such director or officer has no reasonable cause to believe his conduct was unlawful. Under Section 145(b), we may indemnify any of our officers or directors in any action by or in the right of our company against expenses actually and reasonably incurred by him in the defense or settlement of such action if such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest, except where such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us, unless, on application, the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability, such person in view of all the circumstances is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Section 145(c) provides for mandatory indemnification of officers or directors who have been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b). Section 145(d) authorizes indemnification under subsections (a) and (b) in specific cases if approved by our board of directors or stockholders upon a finding that the officer or director in question has met the requisite statutory standards of conduct. Section 145(g) empowers us to purchase insurance coverage for any director, officer, employee or agent against any liability incurred by him in his capacity as such, whether or not we would have the power to indemnify him under the provisions of the Delaware General Corporation Law. The foregoing is only a summary of the described sections of the Delaware General Corporation Law and is qualified in its entirety by reference to such sections.

Our certificate of incorporation provides that we shall indemnify each of our officers and directors to the fullest extent permitted by applicable law. Our certificate of incorporation also provides that, to the fullest extent permitted by the Delaware General Corporation Law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Item 16.    Exhibits

(a)    Exhibits:

Exhibit Number	Exhibit

**1.1	Form of Underwriting Agreement.

3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

3.2	Amended and Restated By-Laws of the Registrant Effective August 11, 1998 (incorporated by reference to Exhibit 3(ii) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

4.1	Specimen Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

**5.1	Opinion of Lippes, Silverstein, Mathias & Wexler LLP.

10.1	Partnership Agreement of Samuel Pickling Management Company dated June 1, 1988 between Cleveland Pickling, Inc. and Samuel Manu-Tech, Inc. (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.2	Partnership Agreement dated May 1988 among Samuel Pickling Management Company, Universal Steel Co. and Ruscon Steel Corp., creating Samuel Steel Pickling Company, a general partnership (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.3	First Amendment, dated May 28, 1999, to the Partnership Agreement dated May 1988 among Samuel Pickling Management Company, Universal Steel Co., and Ruscon Steel Corp., creating Samuel Steel Pickling Company, a general partnership (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999).

10.4	Lease dated September 1, 1990 between Erie County Industrial Development Agency and Integrated Technologies International, Ltd. (incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.5	Lease dated June 4, 1993 between Buffalo Crushed Stone, Inc. and Gibraltar Steel Corporation (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995).

10.6	Employment Agreement dated as of November 1, 1993 between the Registrant and Brian J. Lipke (incorporated by reference to Exhibit 10.15 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.7	Gibraltar Steel Corporation Executive Incentive Bonus Plan (incorporated by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.8	Agreement dated December 22, 2000 for Adoption by Gibraltar Steel Corporation of New York of the Dreyfus Nonstandardized Prototype Profit Sharing Plan and Trust (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

10.9	Gibraltar Steel Corporation 401(k) Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (Registration Number 33-87034)).

10.10	First Amendment, dated January 20, 1995, to Gibraltar Steel Corporation 40l(k) Plan (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994).

Exhibit Number	Exhibit

10.11	Gibraltar Steel Corporation Incentive Stock Option Plan, Fifth Amendment and Restatement (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

**10.12	The 2003 Gibraltar Incentive Stock Option Plan.

10.12	Gibraltar Steel Corporation Restricted Stock Plan, First Amendment and Restatement (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1997).

10.13	Gibraltar Steel Corporation Non-Qualified Stock Option Stock Plan, First Amendment and Restatement (incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 (Registration No. 33-69304)).

10.14	Change in Control Agreement dated July 9, 1998 between Registrant and Brian J. Lipke (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

10.15	Form of Change in Control Agreement dated July 9, 1998 between Registrant and certain named executives (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

10.16	Form of Stay Bonus Agreement dated October 1, 2000 between Registrant and certain named executives (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000).

10.17	Fourth Amended and Restated Credit Agreement dated June 28, 2002 among Gibraltar Steel Corporation, Gibraltar Steel Corporation of New York, JPMorgan Chase Bank, as administrative Agent, and various financial institutions that are signatories thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.18	Senior Secured Note Purchase Agreement among Gibraltar Steel Corporation, Gibraltar Steel Corporation of New York and The Prudential Insurance Company of America (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.19	Senior Subordinated Note Purchase Agreement among Gibraltar Steel Corporation, Gibraltar Steel Corporation of New York and The Prudential Insurance Company of America (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

10.20	Subordinated promissory note between Gibraltar Steel Corporation and CertainTeed Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

**23.1	Consent of Lippes, Silverstein, Mathias & Wexler LLP (contained in Exhibit 5.1 to this registration statement).

**23.2	Consent of PricewaterhouseCoopers LLP.

24.1	Power of Attorney (contained in Part II of this Registration Statement).

**	Filed herewith

(b)	Financial Statement Schedules:

Not Applicable

Item 17.    Undertakings

(a)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    We hereby undertake that:

(i)    For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(ii)    For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(iii)    For the purpose of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York on December 9, 2003.

GIBRALTAR STEEL CORPORATION

By:	s/ BRIAN J. LIPKE

Brian J. Lipke Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

s/ BRIAN J. LIPKE Brian J. Lipke	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 9, 2003

s/ WALTER T. ERAZMUS Walter T. Erazmus	President	December 9, 2003

s/ JOHN E. FLINT John E. Flint	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 9, 2003

s/ GERALD S. LIPPES Gerald S. Lippes	Director	December 9, 2003

s/ ARTHUR A. RUSS, JR. Arthur A. Russ, Jr.	Director	December 9, 2003

s/ WILLIAM P. MONTAGUE William P. Montague	Director	December 9, 2003

s/ DAVID N. CAMPBELL David N. Campbell	Director	December 9, 2003

s/ WILLIAM J. COLOMBO William J. Colombo	Director	December 9, 2003